UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________________________
FORM 6-K
__________________________
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2026
Commission File Number 0-99
__________________________
PETRÓLEOS MEXICANOS
(Exact name of registrant as specified in its charter)

Mexican Petroleum	United Mexican States
(Translation of registrant’s name into English)	(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Verónica Anzures
11300 Ciudad de México, México
(Address of principal executive offices)
__________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒     Form 40-F   ☐

The following discussion of PEMEX’s recent results should be read in conjunction with the annual report on Form 20-F of Petróleos Mexicanos for the fiscal year ended December 31, 2025 as filed with the U.S. Securities and Exchange Commission (which we refer to as the SEC) on April 30, 2026 (which we refer to as the Form 20-F) and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form 20-F and with the condensed consolidated interim financial statements of PEMEX included in this report beginning on page F-1.

References in this report to “PEMEX,” “we,” “us” and “our” are to Petróleos Mexicanos as a state-owned public company and the subsidiary companies listed in Note 5 to the condensed consolidated interim financial statements included herein.

1

Exchange Rates

On June 12, 2026, the noon buying rate for cable transfers in New York reported by the Board of Governors of the Federal Reserve System was Ps.17.2080 = U.S.$1.00.

We maintain our consolidated financial statements, condensed consolidated interim financial statements and accounting records in Mexican pesos (pesos or Ps.). Unless otherwise indicated, we have translated all peso amounts to U.S. dollars in this report, including all convenience translations of our condensed consolidated interim financial statements included herein, as of and for the three-month period ended March 31, 2026, at an exchange rate of Ps.18.0667 = U.S.$1.00, which is the exchange rate that the Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit) instructed us to use on March 31, 2026. You should not construe these translations from pesos into dollars as actually representing such U.S. dollar amounts or meaning that you could convert such amounts into U.S. dollars at the rates indicated.

Government Equity Capital Contributions

For the three-month period ended March 31, 2026, the Federal Government of Mexico, which we refer to as the Mexican Government, made equity capital contributions in the amount of Ps.58.3 billion (U.S.$3.2 billion) to Petróleos Mexicanos to improve our financial position and support our debt service obligations. Between April 1 and June 15, 2026, we have received Ps. 42.1 billion (U.S.$2.3 billion) in equity capital contributions from the Mexican Government. For more information on such equity capital contributions, see Notes 18 and 20 to our condensed consolidated interim financial statements included herein.

For more information on other recent support measures implemented by the Mexican Government, see “Item 5—Operating and Financial Review and Prospects—Overview—Mexican Government Support” in the Form 20-F.
Selected Financial Data
The selected financial data as of December 31, 2025 in this section is derived from the audited consolidated financial statements of PEMEX included in the Form 20-F. The selected financial data as of March 31, 2026 and for the three-month periods ended March 31, 2026 and 2025 is derived from the condensed consolidated interim financial statements of PEMEX included in this report, which were prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting” and are unaudited.

We have substantial debt, including substantial short-term debt, which we have incurred primarily to fund our operating expenses and finance capital investment projects. In recent years, the cash flow from our operations has not been sufficient to fund our operations and capital expenditure programs. Notwithstanding a recent reduction in our indebtedness, we had a negative working capital as of March 31, 2026 and December 31, 2025, and the Mexican Government has had to financially support us.

For the three-month period ended March 31, 2026, we recognized a net loss of Ps. (46.0) billion and our total equity (deficit) at March 31, 2026 was Ps. (1,890.4) billion. We had negative working capital of Ps. 393.4 billion as of March 31, 2026 and net cash flows from operating activities of Ps.29.9 billion during the three-month period ended March 31, 2026. We disclose the circumstances that have caused these trends and the actions we are taking to address them below.

Our future cash flows, including our ability to refinance debt, are uncertain due in part to circumstances outside of our control. A sustained decrease in crude oil prices below the budgeted average price for 2026, an economic slowdown or an increase in the cost of financing would have an adverse impact on our results of operation and cash flows and may require us to consider additional actions to address these shortfalls.

The combined effect of the above-mentioned events indicates the existence of significant doubt about our ability to continue as a going concern. For more information on the circumstances that have caused these negative trends and the concrete actions we are taking to improve our results, strengthen our ability to continue operating and achieve revenue maximization and efficiencies, see “Item 5—Operating and Financial Review and Prospects—Overview” and “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources” in the Form 20-F and Notes 18 and 20 to our condensed consolidated interim financial statements included herein.

In the following table, we include selected financial data from our condensed consolidated statement of financial position as of March 31, 2026 and from our condensed consolidated statement of comprehensive income and our condensed consolidated statement of cash flows for the three-month period ended March 31, 2026. In addition, we include selected financial data from our audited consolidated statement of financial position as of December 31, 2025, as well as the condensed consolidated statement of comprehensive income and the condensed consolidated statement of cash flows for the three-month period ended March 31, 2025 for comparison purposes.

SELECTED FINANCIAL DATA OF PEMEX

	As of and for the period ended
	March 31, (1)				December 31, (1)
	2026		2025		2025
	(in millions of pesos)
Statement of Comprehensive Income (Loss) Data
Total revenues	Ps.	365,696	Ps.	395,590	Ps.	1,528,516
Operating income	39,506		63,588		34,195
Financing income	11,433		4,769		11,919
Financing cost	31,164		41,402		149,981
Derivative financial instruments (cost) income, net	(9,967)		1,848		21,588
Foreign exchange (loss) income, net	(8,935)		(15,058)		195,182
Net (loss)	(45,993)		(43,329)		(81,665)
Statement of Financial Position Data (end of period)
Cash and cash equivalents	144,849		n.a.		162,651
Total assets	2,185,664		n.a.		2,219,467
Short-term debt and current portion of long-term debt	234,474		n.a.		345,228
Long-term debt, net of current portion	1,193,455		n.a.		1,186,070
Total long-term liabilities	3,183,641		n.a.		3,092,496
Total equity (deficit)	(1,890,379)		n.a.		(1,905,806)
Statement of Cash Flows Data
Depreciation and amortization of wells, pipelines, properties, plant and equipment	43,158		35,904		153,519
Acquisition of wells, pipelines, properties, plant and equipment(2)	(40,620)		(77,006)		(226,078)

Note: n.a. = Not applicable.
(1)Includes Petróleos Mexicanos, and the subsidiary companies listed in Note 5 to our condensed consolidated interim financial statements as of and for the three-month periods ended March 31, 2026 and 2025 included herein and our audited consolidated financial statements as of and for the year ended December 31, 2025.
(2)Includes capitalized financing cost. See Note 12-A to our condensed consolidated interim financial statements included herein and the Liquidity and Capital Resources section herein.
Source:    PEMEX’s condensed consolidated interim financial statements as of March 31, 2026 and for the three-month periods ended March 31, 2026 and 2025, prepared in accordance with IAS 34“Interim Financial Reporting” (“IAS 34”) under “IFRS Accounting Standards” (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and PEMEX’s audited consolidated financial statements as of and for the year ended December 31, 2025, prepared in accordance with IFRS as issued by the IASB.
Capitalization of PEMEX

The following table sets forth our capitalization as of March 31, 2026:

	As of March 31, 2026 (1)
	(millions of pesos or U.S. dollars)

Long-term leases, net of current portion(2)	Ps.	32,436	U.S.$	1,795
Long-term foreign debt, net of current portion	1,126,831		62,371
Long-term domestic debt, net of current portion	66,624		3,688
Total long-term debt, net of current portion(3)	1,193,455		66,059
Total long-term leases and long-term debt, net of current portion	1,225,891		67,854
Certificates of Contribution “A”(4)	1,806,376		99,984
Mexican Government contributions	66,731		3,694
Legal reserve	1,002		55
Accumulated other comprehensive result	53,356		2,953
Accumulated deficit from prior years	(3,771,577)		(208,758)
Net (loss) for the period(5)	(45,991)		(2,546)
Total controlling interest	(1,890,103)		(104,618)
Total non-controlling interest	(275)		(15)
Total equity (deficit)	(1,890,378)		(104,633)
Total capitalization(6)	(664,487)		(36,779)
_____________
Note: Numbers may not total due to rounding.
(1)Derived from March 31, 2026 condensed consolidated interim financial statements. Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps.18.0667 = U.S.$1.00 as of March 31, 2026. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollar amounts at the foregoing or any other rate.
(2)Total long-term leases do not include short-term leases of Ps.9,476 million (U.S.$525 million) as of March 31, 2026.
(3)Total long-term debt does not include short-term debt of Ps. 234,474 million (U.S.$12,978 million) as of March 31, 2026.
(4)Equity instruments held by the Mexican Government.
(5)Excluding amounts attributable to non-controlling interests of Ps. 1 million (U.S.$0.1 million) for the three-month period ended March 31, 2026.
(6)Refers to Total long-term leases, net of current portion and long term debt, net of current portion plus Total equity (deficit).
Source: PEMEX’s condensed consolidated interim financial statements as of March 31, 2026 and for the three-month periods ended March 31, 2026 and 2025.

Results of Operations
Operating and Financial Review and Prospects

Results of Operations of PEMEX—For the three months ended March 31, 2026 compared to the three months ended March 31, 2025

General

The selected consolidated interim financial information set forth below is derived from our condensed consolidated interim financial statements included elsewhere in this report. This interim financial information should be read in conjunction with the Form 20-F and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form 20-F, and with our condensed consolidated interim financial statements included in this report beginning on page F-1.

	Three months
	March 31,
	2026(1)				2025
	(millions of pesos or U.S. dollars)
Net revenues
Domestic	Ps.	248,151	U.S.$	13,735	Ps.	238,259
Export	117,084		6,481		156,807
Services income	461		26		523
Total revenues	365,696		20,242		395,589
(Impairment) of wells, pipelines, properties, plant and equipment, net	(14,322)		(793)		(5,620)
Cost of sales	262,669		14,539		280,955
Gross income	88,705		4,910		109,014
Distribution, transportation and sale expenses	3,726		206		4,245
Administrative expenses	46,948		2,599		46,916
Other revenues	2,905		161		12,362
Other expenses	1,430		79		6,628
Operating income	39,507		2,187		63,587
Welfare oil duty	47,701		2,640		55,842
Loss before financing (cost) income, net	(8,194)		(453)		7,745
Financing income	11,433		633		4,769
Financing cost	31,164		1,725		41,402
Derivative financial instruments (cost) income, net	(9,967)		(552)		1,848
Foreign exchange (loss) — net	(8,935)		(495)		(15,058)
Profit sharing in associates	190		10		67
(Loss) before duties, taxes and other	(46,638)		(2,581)		(42,031)
Total duties, taxes and other	(646)		(36)		1,298
Net (loss)	(45,993)		(2,545)		(43,329)
Total other comprehensive results	3,074		170		(94,291)
Total comprehensive (loss)	(42,919)		(2,375)		(137,621)
_____________
Note: Numbers may not total due to rounding.
(1)    Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps.18.0667 = U.S.$1.00 at March 31, 2026. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.
Source: PEMEX’s condensed consolidated interim financial statements as of March 31, 2026 and for the three-month periods ended March 31, 2026 and 2025.

Total Revenues

Total revenues decreased by 7.5% or Ps. 29.8 billion in the three-month period ended March 31, 2026, from Ps. 395.6 billion in the three-month period ended March 31, 2025 to Ps. 365.8 billion in the three-month period ended March 31, 2026. This decrease in total revenues was mainly due to (i) a decrease in the volume of export sales of Mexican crude oil (Ps.26.3 billion), (ii) a decrease in the average sales price of Magna gasoline for domestic sales (Ps.13.4 billion), and (iii) a decrease in the foreign currency variations (Ps. 15.2 billion). This decrease was partially offset by an increase in the sales volume of domestic sales of Magna gasoline, diesel and liquefied petroleum gas (Ps. 23.3 billion).

From January 1 to March 31, 2026, the average Mexican export crude oil price was U.S. $67.83 per barrel, as compared to U.S. $67.80 per barrel for the three-month period ended March 31, 2025.

Domestic Revenues

Domestic revenues increased by 4.2% or Ps. 9.9 billion in the three-month period ended March 31, 2026, from Ps. 238.3 billion in the three-month period ended March 31, 2025, to Ps. 248.2 billion in the three-month period ended March 31, 2026, mainly due to increases in the sales volume of Magna gasoline, diesel and liquefied petroleum gas. This increase was partially offset by a decrease in average sales price of Magna gasoline and liquefied petroleum gas.

Domestic sales of petroleum products increased by 6.0% in the three-month period ended March 31, 2026, from Ps. 211.9 billion in the three-month period ended March 31, 2025 to Ps. 224.6 billion in the three-month period ended March 31, 2026, mainly due to a 14.5% increase in the sales volume of diesel.

Domestic sales of natural gas decreased by 22.7% or Ps.1.7 billion in the three-month period ended March 31, 2026, from Ps. 7.5 billion in the three-month period ended March 31, 2025 to Ps. 5.8 billion in the three-month period ended March 31, 2026, primarily due to a decrease in sales price.

Domestic sales of liquefied petroleum gas decreased by 27.9% or Ps. 4.1 billion in the three-month period ended March 31, 2026, from Ps. 14.7 billion in the three-month period ended March 31, 2025 to Ps. 10.6 billion in the three-month period ended March 31, 2026. This decrease was primarily due to a 46.4% decrease in its average sales price, partially offset by a 34.8% increase in sales volume.
Export Revenues

Export revenues decreased by 25.3% in peso terms in the three-month period ended March 31, 2026 (with U.S. dollar-denominated export revenues translated to pesos at the exchange rate on the date of the corresponding export sale), from Ps. 156.8 billion in the three-month period ended March 31, 2025, to Ps. 117.1 billion in the three-month period ended March 31, 2026. This decrease was mainly due to a 38.8% decrease in the volume of export sales of Mexican crude oil in the three-month period ended March 31, 2026 as compared to the three-month period ended March 31, 2025. From January 1, 2026 to March 31, 2026, the average Mexican export crude oil price was U.S. $67.83 per barrel, as compared to U.S. $67.80 per barrel for the three-month period ended March 31, 2025.

Crude oil sales decreased by 50.2% in the three-month period ended March 31, 2026, from Ps. 81.0 billion in the three-month period ended March 31, 2025, to Ps. 40.3 billion in the three-month period ended March 31, 2026, and decreased by 37.5% in U.S. dollar terms (actual invoiced amount in U.S. dollars), from U.S.$ 4.0 billion in the three-month period ended March 31, 2025, to U.S.$2.5 billion in the three-month period ended March 31, 2026, primarily due to a 38.8% decrease in the sales volume of crude oil. The average price per barrel of crude oil exports in the three-month period ended March 31, 2026, was U.S. $67.83, compared to the weighted average price of U.S. $67.80 in the three-month period ended March 31, 2025.

Export sales of petroleum products, including products derived from natural gas and natural gas liquids, decreased by 24.4%, from Ps.21.7 billion in the three-month period ended March 31, 2025, to Ps.16.4 billion in the three-month period ended March 31, 2026, primarily due to a 43.0% decrease in the sales volume of fuel oil.

For the three-month period ended March 31, 2026, the average exchange rate of the U.S. dollar against the peso was Ps.17.5578 = U.S.$1.00, as compared to Ps.20.4236 = U.S. $1.00 during the same period of 2025, representing an appreciation of the peso against the U.S. dollar of Ps.2.2515 or 11.1%, which had an unfavorable effect on our export sales of Ps. 15.2 billion in the three-month period ended March 31, 2026.
Cost of Sales

Cost of sales decreased by 6.5%, from Ps. 281.0 billion in the three-month period ended March 31, 2025 to Ps. 262.7 billion in the three-month period ended March 31, 2026. This decrease was mainly due to (i) a Ps. 39.7 billion decrease related to purchases of hydrocarbons including purchases of crude oil from third parties due to a decrease in volume of gasoline and diesel, and a decrease in the price of imported products and (ii) a Ps. 11.2 billion decrease in variation of inventory, due to the variations in standard and real costs and the difference between the balances as of the beginning of the year and the end of the period, partially offset by (i) an increase in maintenance costs of Ps. 6.8 billion, (ii) an increase of Ps. 5.3 billion in IEPS tax, and (iii) a Ps.4.1 billion increase in auxiliary services paid to third parties and (iv) a Ps. 7.4 billion increase in depreciation and amortization.

Impairment of Wells, Pipelines, Properties, Plant and Equipment, Net

Impairment of wells, pipelines, properties, plant and equipment increased by Ps. 8.7 billion in the three-month period ended March 31, 2026, from a net impairment of Ps. 5.6 billion for the three-month period ended March 31, 2025 to a net impairment of Ps. 14.3 billion in the three-month period ended March 31, 2026. This net impairment was primarily due to a net impairment of Ps. 12.4 billion in the cash-generating units for the Industrial Processes and Energy Transformation segments (formerly part of Pemex Industrial Transformation), mainly attributable to a decrease in gross margin for unscheduled plant and equipment shutdowns, as well as a decrease in the supply of raw materials.

Administrative Expenses and Distribution, Transportation and Sale Expenses

Administrative expenses and distribution, transportation and sale expenses decreased by Ps.0.5 billion in the three-month period ended March 31, 2026, from Ps.51.2 billion in the three-month period ended March 31, 2025 to Ps.50.7 billion in the three-month period ended March 31, 2026.
Other Revenues

Other revenues decreased by Ps. 9.5 billion in the three-month period ended March 31, 2026, from Ps. 12.4 billion in the three-month period ended March 31, 2025 to Ps. 2.9 billion in the three-month period ended March 31, 2026. This decrease was mainly attributable to the Ps. 9.3 billion in income recognized during the three-month period ended March 31, 2025 from the recovery of insurance claims related to the fire on the Nohoch-A platform in 2023, which did not recur during the three-month period ended March 31, 2026.
Other Expenses

Other expenses decreased by Ps. 5.2 billion in the three-month period ended March 31, 2026, from Ps. 6.6 billion in the three-month period ended March 31, 2025 to Ps. 1.4 billion in the three-month period ended March 31, 2026. This decrease was mainly due to a Ps. 5.7 billion decrease in the cost of provisions related to ongoing legal proceedings.

Welfare Oil Duty
For the three-month period ended March 31, 2026, the Welfare Oil Duty incurred was Ps. 47.7 billion, a Ps. 8.1 billion decrease compared to the Ps. 55.8 billion incurred in the three-month period ended March 31, 2025, mainly due to lower exchange rate used to determine the average price of the hydrocarbon production.
Financing Income
Financing income increased by Ps. 6.6 billion in the three-month period ended March 31, 2026, from Ps. 4.8 billion in the three-month period ended March 31, 2025 to Ps. 11.4 billion in the three-month period ended March 31, 2026. This increase was mainly due to the effect of price adjustments on our accounts receivable related to the export sale of hydrocarbons.
Financing Cost

Financing costs decreased by Ps. 10.2 billion in the three-month period ended March 31, 2026, from Ps. 41.4 billion in the three-month period ended March 31, 2025 to Ps. 31.2 billion in the three-month period ended March 31, 2026, mainly due to the effect of lower debt interest costs due to the execution of a liability management strategy in the second half of 2025.
Derivative Financial Instruments Income (Cost), Net

Derivative financial instruments income decreased by Ps. 11.8 billion in the three-month period ended March 31, 2026, from a derivative financial instruments income of Ps. 1.8 billion in the three-month period ended March 31, 2025 to a derivative financial instruments cost of Ps. 10.0 billion in the three-month period ended March 31, 2026. This decrease was mainly as a result (i) an increase in the fair value of our cross-currency swaps, arising from the appreciation of the U.S.

dollar against other currencies in which our debt is denominated and (ii) a net increase in the fair value of other derivative financial instruments, such as currency options and crude oil options.
Foreign Exchange Income (Loss), Net

A substantial portion of our debt, 89.3% as of March 31, 2026, is denominated in foreign currencies. Foreign exchange (loss), net, decreased by Ps. 6.2 billion, from a foreign exchange loss of Ps. 15.1 billion in the three-month period ended March 31, 2025 to a foreign exchange loss of Ps. 8.9 billion in the three-month period ended March 31, 2026, primarily as a result of greater depreciation of the peso relative to the U.S. dollar during the three-month period ended March 31, 2026, as compared to the three-month period ended March 31, 2025. The value of the peso in U.S. dollar terms depreciated by 0.2%, from Ps. 20.2683 = U.S. $1.00 as of December 31, 2024, to Ps. 20.3182 = U.S. $1.00 as of March 31, 2025, as compared to a 0.6% depreciation of the peso in U.S. dollar terms from Ps. 17.9667 = U.S. $1.00 as of December 31, 2025 to Ps. 18.0667 = U.S. $1.00 as of March 31, 2026.
Total Duties, Taxes and Other
The total duties and taxes incurred decreased Ps. 1.9 billion in the three-month period ended March 31, 2026, from a tax expense of Ps. 1.3 billion in the three-month period ended March 31, 2025, to Ps. 0.6 billion of tax income in the three-month period ended March 31, 2026.
Net (Loss)

In the three-month period ended March 31, 2026, we had a net loss of Ps.(46.0) billion, as compared to a net loss of Ps. (43.3) billion in the three-month period ended March 31, 2025. This increase in net loss was explained by the following factors:

•a Ps. 29.8 billion decrease in total revenues, mainly due to a decrease in the volume of Mexican crude oil for export sales;
•a Ps. 8.7 billion increase in impairment of fixed assets;
•a Ps. 9.5 billion decrease in other revenues; and
•a Ps. 11.8 billion decrease in the income of derivative financial instruments;
offset by:
•a Ps. 18.3 billion decrease in cost of sales;
•a Ps. 0.5 billion decrease in administrative expenses and distribution, transportation and sale expenses;
•a Ps. 5.2 billion decrease in other expenses;
•a Ps. 8.1 billion decrease in the Welfare Oil Duty.
•a Ps. 6.6 billion increase in financing income;
•a Ps. 10.2 billion decrease in financing costs;
•a Ps. 6.2 billion decrease in exchange loss; and
•a Ps. 1.9 billion decrease in taxes and other duties.

Total Other Comprehensive Results

In the three-month period ended March 31, 2026, we reported total other comprehensive income of Ps. 3.1 billion as compared to total other comprehensive loss of Ps. (94.3) billion in the three-month period ended March 31, 2025.This improvement was primarily due to the recognition of Ps. 95.6 billion of actuarial losses during the three-month period ended March 31, 2025, attributable to a decrease in the discount and return on plan assets rates from 11.28% as of December 31, 2024 to 10.51% as of March 31, 2025, which did not recur during the three-month period ended March 31, 2026.

Liquidity and Capital Resources

Overview

During the three-month period ended March 31, 2026, our liquidity position increased to Ps.247.1 billion due to higher available credit lines. Under the definition of liquidity as funds available under our lines of credit, as well as cash and cash equivalents, our liquidity position represented an increase of Ps.10.2 billion from our Ps.236.9 billion position as of December 31, 2025.

Our principal use of funds in the first three months of 2026 was the payment of debt maturities and capital expenditures. We serviced our debt maturities primarily with Ps.202.7 billion from borrowings and with Ps.58.3 billion received in equity capital contributions from the Mexican Government.

As of March 31, 2026, we owed our suppliers Ps.375.1 billion, a 14.1% decrease as compared to the Ps.436.7 billion owed as of December 31, 2025. Despite these obligations, we believe net cash flows from our operating and financing activities, available cash from our available credit lines, equity contributions and cash and cash equivalents, will be sufficient to meet our working capital, debt service and capital expenditure requirements for the remainder of 2026. Our ability to raise cash from financing activities and any further contributions from the Mexican Government involves matters outside of our management’s control and there can be no assurance that such efforts may be successful.

The Ley de Ingresos de la Federación para el Ejercicio Fiscal (Federal Revenue Law) applicable to us as of January 1, 2026, provides for our incurrence of up to Ps.261.6 billion of net indebtedness through a combination of domestic and international capital markets offerings and borrowings from domestic and international financial institutions.
As of March 31, 2026, our total indebtedness, including accrued interest, was Ps.1,427.9 billion (U.S. $79.0 billion) in nominal terms, which represented a 6.8% decrease compared to our total indebtedness, including accrued interest, of Ps.1,531.3 billion as of December 31, 2025. Ps.588.7 billion (U.S. $32.6 billion) of our existing debt as of March 31, 2026, or 41.2%, is scheduled to mature in the next three years. Our working capital position improved, moving from a negative working capital of Ps.530.5 billion as of December 31, 2025, to a negative working capital of Ps.393.4 billion (U.S. $21.8 billion) as of March 31, 2026. Our level of debt may increase further in the short or medium term as a result of new financing activities or future depreciation of the Mexican peso as compared to the U.S. dollar, which may have an adverse effect on our financial condition, results of operations and liquidity position. To service our debt, we have relied and may continue to rely on a combination of cash flow from operations, equity capital contributions from the Mexican Government, drawdowns under our available credit facilities and refinancing our existing indebtedness and repurchase transactions. See Note 18-F to our condensed consolidated interim financial statements included herein for more information related to the actions we are taking to improve our financial position.
We currently have a substantial amount of employee benefits liabilities. Benefits to employees were 36.5% of our total liabilities as of March 31, 2026 and any adjustments recorded will affect our net income and/or comprehensive net income during the corresponding period. As of March 31, 2026, our substantial unfunded reserve for retirement pensions and seniority premiums was Ps.1,489.5 billion.
Credit ratings address our creditworthiness and the likelihood of timely payment of our long-term debt securities. Ratings are not a recommendation to purchase, hold or sell securities and may be changed, suspended or withdrawn at any time. Our current ratings and the rating outlooks depend, in part, on economic conditions and other factors that affect credit risk and are outside our control, as well as assessments of the creditworthiness of Mexico.
Any downgrade of our credit ratings, particularly those below investment grade, may have material adverse consequences on our ability to access the financial markets and/or our cost of financing. In turn, this could significantly harm our ability to meet our existing obligations, financial condition and results of operations. If such constraints occur at a time when our cash flow from operations is less than the resources necessary to meet our debt service obligations, in order to provide additional liquidity to our operations, we could be forced to further reduce our planned capital expenditures, implement further austerity measures and/or utilize alternative financing mechanisms that do not constitute public debt. A reduction in our capital expenditure program could adversely affect our financial condition and results of operations. Additionally, such measures may not be sufficient to permit us to meet our obligations. For more information regarding our credit ratings, please see “Item 5—Liquidity and Capital Resources—Overview” in our Form 20-F.
Going Concern

Our condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes that we can meet our payment obligations and our operating continuity. As we describe in Notes 18 and 20 to our condensed consolidated interim financial statements included herein, there exists significant doubt concerning our ability to continue operating as a going concern. We also discuss the circumstances that have caused these negative trends and the concrete actions we are taking to improve our results, strengthen our ability to continue operating and achieve revenue maximization and efficiencies in Notes 18 and 20 to our condensed consolidated interim financial statements included herein. We continue operating as a going concern, and our condensed consolidated interim financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Liquidity Position
We define liquidity as funds available under our lines of credit, as well as cash and cash equivalents. The following table summarizes our liquidity position as of March 31, 2026 and December 31, 2025.

	March 31, 2026		December 31, 2025
	(millions of pesos)
Borrowing base under lines of credit	Ps.	102,251	Ps.	74,233
Cash and cash equivalents	144,849		162,651
Liquidity	Ps.	247,100	Ps.	236,884
As of March 31, 2026, we had U.S.$5,508 million and Ps.19,000 million in credit lines in order to provide liquidity of which U.S.$4,608 million and Ps.19,000 million were available.

As of December 31, 2025, the outstanding amount under PMI Trading's revolving credit line was U.S. $206 million. From January 1 to March 31, 2026, PMI Trading obtained U.S.$200 million from its revolving credit line and repaid U.S.$200 million. As of March 31, 2026, the outstanding amount under this revolving credit line was U.S.$206 million and the available amount was U.S.$24 million.
Cash Flows from Operating, Financing and Investing Activities

During the first three months of 2026, net cash flows from operating activities decreased to Ps.29.9 billion, as compared to Ps.43.8 billion in the first three months of 2025. Net cash flows used in investing activities totaled Ps.(43.3) billion in the first three months of 2026, as compared to Ps.(81.5) billion in the same period of 2025. Net cash flows used in financing activities totaled Ps.(4.6) billion in the first three months of 2026, as compared to net cash flows from financing activities of Ps.105.2 billion in the same period of 2025.

As of March 31, 2026, our cash and cash equivalents totaled Ps.144.8 billion, as compared to Ps.162.7 billion as of December 31, 2025. See Note 9 to our condensed consolidated interim financial statements included herein for more information about our cash and cash equivalents.

The following table summarizes our sources and uses of cash for the three-month periods ended March 31, 2026 and 2025:

	For the three-month period ended March 31,
	2026		2025
	(millions of pesos)
Net cash flows from operating activities	Ps.	29,902	Ps.	43,812
Net cash flows (used in) investing activities	(43,263)		(81,493)
Net cash flows (used in) from financing activities	(4,641)		105,167
Net (decrease) increase in cash and cash equivalents	Ps.	(18,002)	Ps.	67,486
________________
Note:     Numbers may not total due to rounding.

Recent Financing Activities

For our financing activities for the period from April 1, 2026 to June 12, 2026, see Note 20 to our condensed consolidated interim financial statements included herein. As of March 31, 2026, and as of the date of this report, we were not in default under any of our financing agreements.

Capital Expenditures

As of March 31, 2026, the adjusted capital expenditures budget of Ps.127.0 billion represented a decrease of 3.8% in comparison to the initial budget for 2026. The decrease is explained mainly by the net effect of a reduction in our Exploration and Extraction segment and our Logistics business line and an increase in our Support Processes. The adjusted budget represents a decrease of 0.2% as compared to capital expenditures in 2025.

As of March 31, 2026, we have spent Ps.25.9 billion, or 20.4%, of the total capital expenditures budget for 2026.
Capital expenditures amounts are derived from the budgetary records of Petróleos Mexicanos, our Exploration and Extraction, Industrial Processes and Energy Transformation segments and our Logistics, Merchandising and Support Processes business lines as of December 31, 2025. These amounts were prepared on a cash basis. Accordingly, these capital expenditure amounts do not reflect the acquisition of wells, pipelines, properties, plant and equipment of Ps.40.6 billion included in our condensed consolidated interim financial statements prepared in accordance with IFRS.
In addition to the capital expenditures budget for 2026, Ps.11.9 billion in financial investment is included as capital contributions to PTI Infraestructura de Desarrollo, S.A. de C.V., our subsidiary that operates the Olmeca refinery, with Ps.9.4 billion for raw material transport infrastructure, product removal and storage of the Olmeca refinery, Ps.1.4 billion to subsidiary companies of the fertilizers business line and Ps.1.0 billion for Servicios Logísticos Integrales Mumiya, S.A. de C.V.

The following table shows our original and adjusted capital expenditures budget for 2026 by business line. This information excludes non-capitalizable maintenance, as well as amounts spent as of March 31, 2026.
Capital Expenditures by Business Line

	2026 Original Budget (1)		2026 Adjusted Budget (2)		Actual spent as of March 31, 2026
	(millions of pesos)
Capital expenditures
Exploration and Extraction	Ps.	86,693	Ps.	81,641	Ps.	10,748
Industrial Processes
Refining	26,873		26,843		10,661
Petrochemicals	2,920		2,950		1,074
Total	29,793		29,793		11,735
Energy Transformation	4,339		4,339		843
Logistics (3)	8,954		8,948		2,517
Merchandising (3)(4)	93		93		2
Support Processes (3)(4)	2,135		2,141		78
Total capital expenditures	Ps.	132,007	Ps.	126,955	Ps.	25,923

Total financial investment	Ps. 11,871		Ps. 11,871		Ps. 1,820
Note: Numbers may not total due to rounding.
n.a.: Not applicable.
(1) Amended budget was authorized on February 27, 2026. The original budget was published in the Official Gazette of the Federation on November 21, 2025.
(2) Adjusted budget authorized on March 31, 2026.
(3) This activity is included as a part of Other Operating Subsidiary Companies segment.

(4) This business activity provides services to our Exploration and Extraction, Industrial Processes, Energy Transformation business segments and our Logistics Operations business line.

Source: Petróleos Mexicanos

Business Overview

Production

Our selected summary operating data is set forth below.

	Three months ended March 31,
	2026		2025		Change	%
Operating Highlights
Production
Liquids (tbpd) (1) (3)	1,636		1,596		40.0	2.5
Natural gas (mmcfpd) (2)(3)	3,870		3,459		411.0	11.9
Petroleum products (tbpd) (4)	1,160		954		206.0	21.6
Dry gas from plants (mmcfpd) (5)	1,691		1,760		(69.0)	(3.9)
Natural gas liquids (tbpd)	122		143		(21.0)	(14.7)
Petrochemicals (tt) (6)	310		301		9.0	3.0

Average crude oil exports (tbpd) (7)
Olmeca	55.1		94.3		(39.2)	(41.6)
Isthmus (8)	98.9		101.9		(3.0)	(2.9)
Maya (9)	251.5		435.2		(183.7)	(42.2)
Zapoteco	—		31.5		(31.5)	(100.0)
Total	405.5		662.9		(257.4)	(38.8)

Value of crude oil exports (value in millions of U.S. dollars) (7)(8) (9)	U.S.$	2,597.0	U.S.$	3,897.0	(1,300.0)	(33.4)

Average PEMEX crude oil export prices per barrel (10)
Olmeca	U.S.$	75.44	U.S.$	67.07	8.4	12.5
Isthmus (11)	76.82		70.06		6.8	9.6
Maya (12)	68.24		63.76		4.5	7.0
Altamira	62.43		62.20		0.2	0.4
Zapoteco	—		66.83		(66.8)	(100.0)
Weighted average price (13)	U.S.$	71.16	U.S.$	65.32	5.8	8.9

West Texas Intermediate crude oil average price per barrel (14)	U.S.$	72.15	U.S.$	71.73	0.4	0.6
Note: Numbers may not total due to rounding.
Tbpd = thousands of barrels per day.
mmcfpd = millions of cubic feet per day.
Tt = thousands of tons.
(1)Includes crude oil and condensates.
(2)Gas production does not include nitrogen.
(3)Does not consider the production of oil and gas corresponding to the partner.
(4)Production of gasoline, diesel, jet fuel and others.
(5)Reflects adjustments made to Pemex BDI in the quarter ended March 31, 2025.

(6)Does not include carbon black raw material.
(7)The volume and value of crude oil exports reflects customary adjustments by P.M.I. Comercio Internacional, S.A. de C.V. (which we refer to as PMI), P.M.I. Trading Designated Activity Company (formerly P.M.I. Trading, Ltd., which we refer to as P.M.I. Trading DAC), P.M.I. Norteamérica, S.A. de C.V., (which we refer to as PMI-NASA, and, together with PMI and P.M.I. Trading DAC, we collectively refer to as the PMI Subsidiaries) to reflect the percentage of water in each shipment as of March 31, 2026.
(8)Includes Mexican Blend Salina Cruz (MXBSC) crude oil.
(9)Includes heavy crude oil Altamira and Talam.
(10)Average price during period indicated based on billed amounts.
(11)Excludes MXBSC crude oil.
(12)Excludes heavy crude oil Altamira and Talam.
(13)On June 12, 2026, the weighted average price of our crude oil export mix was U.S.$81.97 per barrel.
(14)On June 12, 2026, the West Texas Intermediate crude oil spot price was U.S.$84.88 per barrel.

Source: Petróleos Mexicanos and the PMI Subsidiaries.

Daily production of liquids increased by 2.5% in the first three months of 2026, from 1,596 thousand barrels per day in the first three months of 2025 to 1,636 thousand barrels per day in the first three months of 2026. This increase was mainly due to:

•a 8.8% increase in the production of liquids in light crude oil, mainly by the onshore fields Bakte, Ixachi and Teotleco.

•a 3.3% decrease in the production of heavy crude oil, mainly due to the natural decline of the Zaap and Maloob offshore fields.

Production of natural gas increased by 11.9% during the first three months of 2026, from 3,459 million cubic feet per day in the first three months of 2025 to 3,870 million cubic feet per day in the same period of 2026. This increase was primarily due to production from the Ixachi, Bakte, Racemosa and Koban fields.

Production of refined petroleum products increased by 206 thousand barrels per day or 21.6% during the first three months of 2026, increasing from 954 thousand barrels per day in the first three months of 2025 to 1,160 thousand barrels per day in the first three months of 2026. Production of gasoline, diesel and jet fuel during the three-month period ended March 31, 2026 was 441 thousand barrels per day, 286 thousand barrels per day and 54 thousand barrels per day respectively, for a total of 781 thousand barrels per day of distillates, representing an increase of 225 thousand barrels per day compared to the same period of the previous year. This increase was the result of improved operational reliability of processing units, the incorporation of the Olmeca Refinery operations, and the operation of the delayed coking unit at the Tula refinery, which enabled an increase in distillate volumes.

During the first three months of 2026, the yield for gasoline, diesel, and jet fuel increased by 8.8 percentage points compared to the same period in 2025, increasing from 59.6% to 68.4% as a result of the operational improvements mentioned above.

Fuel oil production decreased by 80 thousand barrels per day, from 240 thousand barrels per day in the first three months of 2025 to 161 thousand barrels per day in the same period of 2026. This reduction was the result of improvements in the reliability of processing units through the rehabilitation program of the National Refining System, the operation of the Olmeca Refinery, and the start-up of the Residual Utilization Project in the Tula refinery, which maximize feedstock utilization and prioritize the production of gasoline and diesel.

Dry gas production decreased by 3.9% during the first three months of 2026, as compared to the same period of 2025. This decrease was mainly due to lower gas production in the La Venta, Nuevo Pemex and Poza Rica gas processing complexes.

Natural gas liquids production decreased by 14.7% during the first three months of 2026, as compared to the same period of 2025, primarily due to reduced production of gas liquids at the Ciudad Pemex, Nuevo Pemex and La Venta gas processing complexes.

Petrochemicals production increased by 9 thousand tons or 3.0% during the first three months of 2026, as compared to the same period of 2025. As part of Pemex´s strategy to recover the petrochemical business, the increase in production was the result of carrying out the intensive rehabilitation and maintenance program in the petrochemical complexes.

Process

During the first three months of 2026, crude oil processing increased by 208 thousand barrels per day compared to the same period in 2025, rising from 933 thousand barrels per day to 1,141 thousand barrels per day. This increase in crude oil processing was the result of the operation of the Olmeca Refinery and the strategy implemented by Pemex to strengthen and consolidate the operational continuity of the country’s refineries.

Deer Park Refinery

Production

Our selected summary operating data is set forth below.

	Three months ended March 31,
	2026	2025	Change	%
Operating Highlights
Production
Petroleum products (tbpd)	315	294	21.0	7.1
Dry gas from plants (tbpd)	15	13	2.0	15.4
Natural gas liquids (tbpd)	9	10	(1.0)	(10.0)
Petrochemicals (tbpd)	17	17	—	—

Tbpd = thousands of barrels per day.

Source: Deer Park’s statistical and accounting information systems.

From January 1 to March 31, 2026, the Deer Park Refinery processed 303.7 thousand barrels per day of crude oil and produced 315 thousand barrels per day of petroleum products, of which 47.8% were distillates.

Servicios Logísticos Integrales Mumiya, S.A. de C.V. (formerly Gasolinas Bienestar, S.A. de C.V.)

Since July 2023, Gasolinas Bienestar, S.A. de C.V., our wholly owned subsidiary, acquires crude oil and petroleum products from certain of our affiliates for export to the Republic of Cuba.

Effective March 31, 2026, Gasolinas Bienestar, S.A. de C.V. was renamed to Servicios Logísticos Integrales Mumiya, S.A. de C.V. and continues to operate under such new legal name as of the date of this report.

In the three months ended March 31, 2026, Servicios Logísticos Integrales Mumiya, S.A. de C.V. exported 0.9 thousand barrels per day of petroleum products in the aggregate amount of Ps.256.2 million (U.S.$14.2 million). Such sales represented 0.2% of total export sales. Sales by Servicios Logísticos Integrales Mumiya, S.A. de C.V. are made under peso-denominated contracts at prevailing market rates. We have procedures in place to ensure such sales are carried out in compliance with applicable law.

Directors and Senior Management

On May 1, 2026, Mr. Marco Antonio Gutiérrez Martínez was appointed General Counsel of Petróleos Mexicanos, replacing Mrs. Rosa Bello Pérez.

On May 15, 2026, Mr. Juan Carlos Carpio Fragoso was appointed Chief Executive Officer of Petróleos Mexicanos, replacing Mr. Víctor Rodríguez Padilla and Mrs. Elizabeth González Garduño was appointed Acting Chief Financial Officer of Petróleos Mexicanos, replacing Mr. Juan Carlos Carpio Fragoso.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEOS MEXICANOS

By:	/s/ José Alberto Jiménez Hernández
Name: José Alberto Jiménez Hernández
Title: Associate Managing Director of Finance
Date: June 18, 2026
FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•exploration and extraction activities, including drilling;
•activities relating to import, export, refining, transportation, storage and distribution of petrochemicals, petroleum, natural gas and oil products;
•activities relating to our lines of business;
•projected and targeted capital expenditures and other costs;
•trends in international and Mexican crude oil and natural gas prices;
•liquidity and sources of funding, including our ability to continue operating as a going concern;
•farm-outs, joint ventures and strategic alliances with other companies; and
•the monetization of certain of our assets.
Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:
•general economic and business conditions, including changes in international and Mexican crude oil and natural gas prices, refining margins and prevailing exchange rates;
•changes in global trade policy, including the imposition of tariffs, trade barriers or other restrictions on our products;
•credit ratings and limitations on our access to sources of financing on competitive terms;
•our ability to find, acquire or gain access to additional reserves and to develop, either on our own or with our strategic partners, the reserves that we obtain successfully;
•the level of financial and other support we receive from the Mexican Government;
•national or international public health events, including the outbreak of pandemic or contagious disease;
•the outbreak of military hostilities, including an escalation of the military conflict involving Russia and Ukraine, the conflicts in Gaza and Lebanon and the war involving Iran, Israel, the United States of America and several other countries in the Middle East— as well as disruptions in strategic maritime transport routes, including the Red Sea and the Strait of Hormuz;

•cybersecurity incidents and attacks, including disruptions to our information technology systems and unauthorized access to sensitive data;
•effects on us from competition, including on our ability to hire and retain skilled personnel;
•uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;
•technical difficulties;
•significant developments in the global economy;
•significant economic or political developments in Mexico and the United States;
•developments affecting the energy sector;
•changes in, or failure to comply with, our legal regime or regulatory environment, including with respect to tax, environmental regulations, fraudulent activity, corruption and bribery;
•receipt of governmental approvals, permits and licenses;
•natural disasters, accidents, blockades and acts of sabotage or terrorism;
•the cost and availability of adequate insurance coverage; and
•the effectiveness of our risk management policies and procedures.
Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Condensed Consolidated Interim Statements of Financial Position
As of March 31, 2026 and December 31, 2025
(Figures stated in thousands, except as noted)

Assets	Note	March 31, 2026		December 31, 2025

Current assets:
Cash and cash equivalents	8,9	Ps.	144,848,803	162,651,289
Customers, net	7,8,10-A	139,908,043		111,994,478
Other financing receivables	8,10-B	24,266,006		23,720,662
Other non-financing receivables	10-B	52,859,041		64,469,829
Inventories	11	124,280,393		98,900,960
Government Bonds	14-A	—		21,435,936
Derivative financial instruments	8	5,775,611		14,534,464
Other current assets		7,026,509		4,528,422
Total current assets	6	498,964,406		502,236,040
Non-current assets:
Investments in associates	8	3,316,611		2,794,404
Wells, pipelines, properties, plant and equipment, net	12	1,584,011,951		1,618,916,044
Rights of use assets		38,251,191		37,841,299
Long-term notes receivable, net of current portion	8	852,715		893,152
Deferred income taxes and duties		8,472,268		7,464,412
Intangible assets, net	13	12,111,044		10,998,869
Other assets	14-B	39,683,946		38,322,791
Total non-current assets	6	1,686,699,726		1,717,230,971
Total assets		Ps.	2,185,664,132	2,219,467,011
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Condensed Consolidated Interim Statements of Financial Position
As of March 31, 2026 and December 31, 2025
(Figures stated in thousands, except as noted)

Liabilities	Note	March 31, 2026		December 31, 2025

Short-term debt and current portion of long-term debt	8,15	Ps.	234,474,380	345,227,971
Short-term leases	8	9,476,325		9,428,699
Suppliers	8	375,120,611		436,704,206
Income taxes and duties payable		98,528,287		95,424,966
Accounts and accrued expenses payable	8	94,605,615		67,884,889
Derivative financial instruments	8	80,197,079		78,106,329
Total current liabilities	6	892,402,297		1,032,777,060
Long-term liabilities:
Long-term debt, net of current portion	8,15	1,193,455,431		1,186,070,119
Long-term leases, net of current portion	8	32,435,935		31,755,581
Long-term contractual liabilities	16	250,498,559		193,033,065
Employee benefits		1,489,478,374		1,470,059,563
Provisions for sundry creditors	17	158,152,302		152,816,682
Other liabilities		55,558,686		54,678,031
Deferred income taxes		4,061,398		4,083,080
Total long-term liabilities	6	3,183,640,685		3,092,496,121
Total liabilities		Ps.	4,076,042,982	4,125,273,181
Equity (deficit)	6,18
Controlling interest:
Certificates of Contribution “A”		1,806,376,048		1,748,029,657
Mexican Government contributions		66,730,591		66,730,591
Legal reserve		1,002,130		1,002,130
Accumulated other comprehensive result		53,355,966		50,282,658
Accumulated deficit:
From prior years		(3,771,577,000)		(3,689,905,157)
Net (loss) for the year		(45,991,389)		(81,671,843)
Total controlling interest		(1,890,103,654)		(1,905,531,964)
Total non-controlling interest		(275,196)		(274,206)
Total equity (deficit)		(1,890,378,850)		(1,905,806,170)
Total liabilities and equity (deficit)		Ps.	2,185,664,132	2,219,467,011
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Condensed Consolidated Interim Statements of Comprehensive Income
For the three-month periods ended March 31, 2026 and 2025
(Figures stated in thousands, except as noted)

	Note	2026		2025
Net revenues
Domestic	6,7	Ps.	248,150,543	238,259,390
Export	6,7	117,083,843		156,806,854
Services income	6,7	461,202		523,259
Total revenues		365,695,588		395,589,503
(Impairment) of wells, pipelines, properties, plant and equipment, net	6,12-E	(14,321,864)		(5,620,328)
Cost of sales	6	262,668,787		280,954,821
Gross income	6	88,704,937		109,014,354
Distribution, transportation and sale expenses	6	3,725,782		4,244,691
Administrative expenses	6	46,948,357		46,915,874
Other revenues	6	2,905,265		12,362,124
Other expenses	6	1,429,635		6,628,283
Operating income	6	39,506,428		63,587,630
Welfare oil duty	6	47,700,746		55,842,382
Operating (loss) income after Welfare oil duty	6	(8,194,318)		7,745,248
Financing income (1)	6	11,432,985		4,769,152
Financing cost (2)	6	31,164,367		41,401,868
Derivative financial instruments (cost) income, net	6	(9,967,268)		1,847,560
Foreign exchange (loss), net	6	(8,935,400)		(15,057,989)
Sum of financing income, financing cost, derivative financial instruments (cost) income, net and foreign exchange (loss), net		(38,634,050)		(49,843,145)
Profit sharing in associates	6	189,623		67,301
(Loss) before duties, taxes and other		(46,638,745)		(42,030,596)
Income tax (benefit) expense		(645,783)		1,298,336
Net (loss)	6	Ps.	(45,992,962)	(43,328,932)
Other comprehensive results:
Items that will be reclassified subsequently:
Currency translation effect		3,073,891		1,274,960
Items that will not be reclassified:
Actuarial (losses) - employee benefits, net of taxes		—		(95,566,136)
Total other comprehensive results		3,073,891		(94,291,176)
Total comprehensive (loss)		Ps.	(42,919,071)	(137,620,108)
Net (loss) attributable to:
Controlling interest		(45,991,389)		(43,327,280)
Non-controlling interest		(1,573)		(1,652)
Net (loss)		(45,992,962)		(43,328,932)
Other comprehensive results attributable to:
Controlling interest		3,073,308		(94,291,204)
Non-controlling interest		583		28
Total other comprehensive results		3,073,891		(94,291,176)
Comprehensive (loss):
Controlling interest		(42,918,081)		(137,618,484)
Non-controlling interest		(990)		(1,624)
Total comprehensive (loss)		Ps.	(42,919,071)	(137,620,108)
The accompanying notes are an integral part of these condensed consolidated interim financial statements.
(1)Includes financing income from investments and gain on discount rate of plugging of wells in 2026 and 2025.
(2)Mainly interest on debt.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Condensed Consolidated Interim Statements of Changes in Equity (deficit)
For the three-month periods ended March 31, 2026 and 2025
(Figures stated in thousands, except as noted) (See Note 18)

	Controlling interest
					Accumulated other comprehensive result		Accumulated deficit
	Certificates of Contribution “A”		Mexican Government contributions	Legal reserve	Cumulative currency translation effect	Actuarial (losses) gains on employee benefits effect	For the year	From prior years	Total		Non- controlling interest	Total Equity (deficit)
Balances as of December 31, 2024	Ps.	1,352,716,466	66,730,591	1,002,130	61,416,390	224,538,231	(780,415,854)	(2,909,489,303)	Ps.	(1,983,501,349)	(274,387)	Ps.	(1,983,775,736)
Transfer to accumulated deficit	—		—	—	—	—	780,415,854	(780,415,854)	—		—	—
Increase in Certificates of Contribution “A”	80,002,573		—	—	—	—	—	—	80,002,573		—	80,002,573
Total comprehensive (loss) income	—		—	—	1,274,932	(95,566,136)	(43,327,280)	—	(137,618,484)		(1,624)	(137,620,108)
Balances as of March 31, 2025	Ps.	1,432,719,039	66,730,591	1,002,130	62,691,322	128,972,095	(43,327,280)	(3,689,905,157)	(2,041,117,260)		(276,011)	Ps.	(2,041,393,271)

Balances as of December 31, 2025	Ps.	1,748,029,657	66,730,591	1,002,130	(613,379)	50,896,037	(81,671,843)	(3,689,905,157)	Ps.	(1,905,531,964)	(274,206)	Ps.	(1,905,806,170)
Transfer to accumulated deficit	—		—	—	—	—	81,671,843	(81,671,843)	—		—	—
Increase in Certificates of Contribution “A”	58,346,391		—	—	—	—	—	—	58,346,391		—	58,346,391
Total comprehensive (loss) income	—		—	—	3,073,308	—	(45,991,389)	—	(42,918,081)		(990)	(42,919,071)
Balances as of March 31, 2026	Ps.	1,806,376,048	66,730,591	1,002,130	2,459,929	50,896,037	(45,991,389)	(3,771,577,000)	Ps.	(1,890,103,654)	(275,196)	Ps.	(1,890,378,850)
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Condensed Consolidated Interim Statements of Cash Flows
For the three-month periods ended March 31, 2026 and 2025
(Figures stated in thousands, except as noted)

	2026		2025

Operating activities:
Net (loss)	Ps.	(45,992,962)	(43,328,932)
Welfare oil duty	47,700,746		55,842,382
Income taxes and duties	(645,783)		1,298,336
Depreciation and amortization of wells, pipelines, properties, plant and equipment	43,158,175		35,904,020
Amortization of intangible assets	47,452		51,157
Impairment of wells, pipelines, properties, plant and equipment	14,321,864		5,620,328
Loss from derecognition of disposal of wells, pipelines, properties, plant and equipment	206,650		934,728
Depreciation of rights of use	1,692,707		1,379,103
Unrealized foreign exchange loss in discount rate of reserve for well abandonment	1,701,500		2,173,400
(Profit) sharing in associates, net	(189,623)		(67,301)
Unrealized foreign exchange (income) loss	5,743,130		9,873,338
Financing cost	31,164,367		41,401,868
Financing income	(11,432,985)		(4,769,152)
Funds from operating activities	87,475,238		106,313,275
Profit-sharing duty and Welfare duty paid	(43,045,260)		(70,559,376)
Derivative financial instruments	10,849,604		(1,146,835)
Customers and accounts receivable	(7,712,890)		12,302,117
Inventories	(21,536,303)		(7,651,022)
Accounts payable and accrued expenses	26,720,727		7,979,321
Suppliers	(44,488,750)		(29,995,736)
Provisions for sundry creditors	4,156,398		6,346,729
Employee benefits	19,418,811		16,994,368
Other taxes and duties	(1,935,922)		3,229,209
Net cash flows from operating activities	29,901,653		43,812,050
Investing activities
Interest collected	2,354,509		2,260,882
Other assets	(3,859,242)		(6,081,741)
Acquisition of wells, pipelines, properties, plant and equipment	(40,619,881)		(77,006,240)
Acquisition of intangible assets	(1,138,343)		(665,634)
Net cash flows (used in) investing activities	(43,262,957)		(81,492,733)
Financing activities:
Increase in equity due to Certificates of Contribution “A”	58,346,391		80,002,573
Increase in long-term contractual liabilities	57,465,494		—
Collections from the Mexican Government	21,419,618		3,586,058
Interest collected from the Mexican Government	—		980,870
Lease payments	(1,934,307)		(1,836,435)
Interest of lease paid	(380,918)		(366,390)
Loans obtained from financial institutions	202,673,971		377,847,363
Debt payments, principal only	(298,210,433)		(299,080,742)
Interest paid	(44,020,330)		(55,966,327)
Net cash flows (used in) from financing activities	(4,640,514)		105,166,970
Net (decrease) increase in cash and cash equivalents	(18,001,818)		67,486,287
Effects of foreign exchange on cash balances	199,332		161,187
Cash and cash equivalents at the beginning of the period	162,651,289		88,841,826
Cash and cash equivalents at the end of the period (Note 9)	Ps.	144,848,803	156,489,300
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

NOTE 1.    STRUCTURE AND BUSINESS OPERATIONS OF PETRÓLEOS MEXICANOS STATE-OWNED PUBLIC COMPANY AND SUBSIDIARY COMPANIES
Petróleos Mexicanos was created by a decree issued by the Mexican Congress on June 7, 1938. The decree was published in the Diario Oficial de la Federación (“Official Gazette of the Federation”) on July 20, 1938 and came into effect on that date. On December 20, 2013, the Decreto por el que se reforman y adicionan diversas disposiciones de la Constitución Política de los Estados Unidos Mexicanos, en Materia de Energía (Decree that amends and supplements various provisions of the Mexican Constitution relating to energy matters), was published in the Official Gazette of the Federation. This Decree came into effect on December 21, 2013 and includes transitional articles setting forth the general framework and timeline for implementing legislation relating to the energy sector.
On August 11, 2014, the Ley de Petróleos Mexicanos (the “2014 Petróleos Mexicanos Law”) was published in the Official Gazette of the Federation. The 2014 Petróleos Mexicanos Law became effective on October 7, 2014, except for certain provisions. On December 2, 2014, the Secretaría de Energía (the “Ministry of Energy”) published in the Official Gazette of the Federation the declaration pursuant to which the special regime governing Petróleos Mexicanos’ activities relating to productive state-owned subsidiaries, affiliates, compensation, assets, administrative liabilities, state dividend, budget and debt came into effect. On June 10, 2015, the Disposiciones Generales de Contratación para Petróleos Mexicanos y sus Empresas Productivas Subsidiarias (General Contracting Provisions for Petróleos Mexicanos and its productive state-owned subsidiaries) was published in the Official Gazette of the Federation and the following day the special regime for acquisitions, leases, services and public works matters came into effect.
Once the 2014 Petróleos Mexicanos Law came into effect, Petróleos Mexicanos was transformed from a decentralized public entity to a productive state-owned company. Petróleos Mexicanos is a legal entity empowered to own property and carry on business in its own name with the purpose of carrying out exploration and extraction of crude oil and other hydrocarbons in the United Mexican States (“Mexico”), as well as refining, processing, storing, transporting, selling and trading in these products.
On October 31, 2024, amendments to Articles 25, 27 and 28 of the Mexican Constitution were signed into law by President Claudia Sheinbaum Pardo and published in the Official Gazette of the Federation as the Energy Reform Decree. The Energy Reform Decree took effect on November 1, 2024 and transformed the legal regime of Petróleos Mexicanos from an empresa productiva del Estado (productive state-owned company) to an empresa pública del Estado (state-owned public company). The Energy Reform Decree reaffirmed the Mexican nation’s ownership of the hydrocarbons located Mexico’s subsoil and included transitional articles setting forth the general framework and timeline for its implementation through secondary legislation.
On March 12, 2025, the Mexican Congress approved the secondary legislation, which was subsequently signed into law by President Claudia Sheinbaum Pardo and published in the Official Gazette of the Federation on March 18, 2025. The secondary legislation took effect on March 19, 2025 and included six new laws, including the Ley de la Empresa Pública del Estado, Petróleos Mexicanos (the “2025 Petróleos Mexicanos Law”). Pursuant to the 2025 Petróleos Mexicanos Law, Petróleos Mexicanos is wholly owned by the Mexican Government and categorized under the Ministry of Energy.

The 2025 Petróleos Mexicanos Law dissolved the subsidiary entities Pemex Exploración y Producción (“Pemex Exploration and Production”), Pemex Transformación Industrial (“Pemex Industrial Transformation”) and Pemex Logística (“Pemex Logistics”) each of which were, until March 19, 2025, productive state-owned subsidiaries of Petróleos Mexicanos empowered to own property and carry on business in their own name, subject to the direction and coordination of Petróleos Mexicanos. All of the assets, liabilities, rights and obligations of the subsidiary entities were assumed by, and transferred at historical cost without gain or loss to Petróleos Mexicanos and it became the successor of the subsidiary entities as a matter of Mexican law. The 2025 Petróleos Mexicanos Law does not affect any payment obligations previously contracted, nor does it alter the guarantees provided by Petróleos Mexicanos or the dissolved entities, whether in Mexico or abroad, where Petróleos Mexicanos is the beneficiary.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

Prior to their dissolution, the primary purpose of the subsidiary entities, were as follows:
•Pemex Exploration and Production: This entity was in charge of the exploration and extraction of crude oil and solid, liquid or gaseous hydrocarbons in Mexico, in the exclusive economic zone of Mexico and abroad, as well as drilling services and repair and services of wells;
•Pemex Industrial Transformation: This entity performed activities related to refining, transformation, processing, importing, exporting, trading and the sale of hydrocarbons, petroleum products, natural gas and petrochemicals, as well as commercialized, distributed and traded methane, ethane and propylene, directly or through others; and
•Pemex Logistics: This entity provided transportation, storage and related services for crude oil, petroleum products and petrochemicals to PEMEX (as defined below) and other companies, through pipelines and maritime and terrestrial means, and provided guard and management services.
Prior to the dissolution, the principal distinction between the subsidiary entities and the Subsidiary Companies (as defined below) was that the subsidiary entities were productive state-owned entities, whereas the Subsidiary Companies are affiliate companies that were formed in accordance with the applicable laws of each of the respective jurisdictions in which they were incorporated.

On May 22, 2025, the Board of Directors of Petróleos Mexicanos approved the Estatuto Orgánico de Petróleos Mexicanos (Organic Statute of Petróleos Mexicanos or the “New Organic Statute”). The New Organic Statute was published in the Official Gazette of the Federation on May 30, 2025, and became effective on June 1, 2025. On September 12, 2025, an amendment to the New Organic Statute, previously approved by the Board of Directors of Petróleos Mexicanos, was published in the Official Gazette of the Federation. The New Organic Statute establishes the new structure and organization of PEMEX. Changes derived from this new structure and how PEMEX’s primary business are now conducted are disclosed in Note 6.

The “Subsidiary Companies” are defined as those companies which are controlled, directly or indirectly, by Petróleos Mexicanos. “Associates,” as used herein, means those companies in which Petróleos Mexicanos has significant influence but not control or joint control over its financial and operating policies.

Petróleos Mexicanos, State-Owned Public Company and the Subsidiary Companies are referred to collectively herein as “PEMEX”.
PEMEX’s address and its principal place of business is: Av. Marina Nacional No. 329, Col. Verónica Anzures, Alcaldía Miguel Hidalgo, 11300, Ciudad de México, México.
NOTE 2.    AUTHORIZATION AND BASIS OF PREPARATION
Authorization

On June 18, 2026, these condensed consolidated interim financial statements and the notes hereto were authorized for issuance by the following officers: Mr. Juan Carlos Carpio Fragoso, Chief Executive Officer, Mrs. Elizabeth González Garduño, Acting Chief Financial Officer, Mr. Óscar René Orozco Piliado, Deputy Director of Accounting and Tax and Mr. Ernesto Balcázar Hernández, Associate Managing Director of Accounting.
Basis of preparation
A.    Statement of compliance
PEMEX prepared its condensed consolidated interim financial statements as of March 31, 2026 and December 31, 2025, and for the three-month periods ended March 31, 2026 and 2025, in accordance with IAS 34, “Interim Financial Reporting” (“IAS 34”) of the IFRS Accounting Standards (“IFRS”), as issued by the International Accounting Standards Board.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

These condensed consolidated interim financial statements do not include all the information and disclosures required for full annual consolidated financial statements and should be read in conjunction with PEMEX’s audited consolidated financial statements as of and for the year ended December 31, 2025. PEMEX estimates that there is no significant impact on its condensed consolidated interim financial statements due to the seasonality of operations. These condensed consolidated interim financial statements follow the same accounting policies and methods of computation as PEMEX’s audited consolidated financial statements as of and for the year ended December 31, 2025.
B.    Basis of accounting
These condensed consolidated interim financial statements have been prepared using the historical cost basis method, except for the following items, which have been measured using an alternative basis.

ITEM	BASIS OF MEASUREMENT
Derivative Financial Instruments (“DFIs”)	Fair Value

Employee Benefits	Fair Value of plan assets less present value of the obligation (defined benefit plan)
C.    Going concern
The condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes that PEMEX will be able to continue its operations and can meet its payment obligations for a reasonable period (See Note 18-F).
D.    Functional and reporting currency
These condensed consolidated interim financial statements are presented in Mexican pesos, which is both PEMEX’s functional currency and reporting currency, due to the following:
i.    The economic environment in which PEMEX operates is Mexico, where the legal currency is the Mexican peso;
ii.    The budget through which Petróleos Mexicanos operates as an entity of the Mexican Government, including the ceiling for personnel services, is elaborated, approved and exercised in Mexican pesos;
iii.    Employee benefits provision was 37% and 36% of PEMEX’s total liabilities as of March 31, 2026 and December 31, 2025, respectively. This provision is computed, denominated and payable in Mexican pesos; and
iv.    Cash flows for payment of general expenses, taxes and duties are realized in Mexican pesos.
Although the sales prices of certain products are based on international U.S. dollar-indices, final domestic selling prices are governed by the economic and financial policies established by the Mexican Government. Accordingly, cash flows from domestic sales are generated and received in Mexican pesos.
With regards to PEMEX’s foreign currency (export sales, borrowings, etc.), Mexico’s monetary policy regulator, the Banco de México (“Mexican Central Bank”), requires that Mexican Government entities other than financial entities sell their foreign currency to the Mexican Central Bank in accordance with its terms, receiving Mexican pesos in exchange, which is the currency of legal tender in Mexico.
Terms definition
References in these condensed consolidated interim financial statements and the related notes to “pesos” or “Ps.” refers to Mexican pesos, “U.S. dollars” or “U.S.$” refers to dollars of the United States of America, “yen” or “¥” refers to Japanese

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

yen, “euro” or “€” refers to the legal currency of the European Economic and Monetary Union, “pounds sterling” or “£” refers to the legal currency of the United Kingdom and “Swiss francs” or “CHF” refers to the legal currency of the Swiss Confederation. Figures in all currencies are presented in thousands of the relevant currency unit, except exchange rates and product and share prices.
E.    Use of judgments and estimates
The preparation of the condensed consolidated interim financial statements in accordance with IFRS requires the use of estimates and assumptions made by PEMEX’s management that affect the recorded amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of these condensed consolidated interim financial statements, as well as the recorded amounts of income, costs and expenses during the period. Actual results may differ from these estimates.
Significant estimates and underlying assumptions are reviewed, and the effects of such revisions are recognized in the periods in which any estimates are revised and in any future periods affected by such revision.
The significant judgments made by management in applying PEMEX’s accounting policies and the key sources of estimation uncertainty were the same as those described in PEMEX’s audited consolidated financial statements as of and for the year ended December 31, 2025.
i.Measurement of fair values
Some of PEMEX’s accounting policies and disclosures require the measurement of the fair values of financial assets and liabilities, as well as non-financial assets and liabilities. PEMEX has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that these valuations meet the requirements of IFRS, including the level in the fair value hierarchy in which the valuations should be classified.

When measuring the fair value of an asset or a liability, PEMEX uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
•Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).
•Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

PEMEX recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

NOTE 3.    MATERIAL ACCOUNTING POLICIES
The accounting policies applied in the preparation of these condensed consolidated interim financial statements are consistent with those applied in the preparation of PEMEX’s annual consolidated financial statements as of and for the year ended December 31, 2025, except for the adoption of new standards effective as of January 1, 2026. However, these new standards have not had a material effect on the condensed consolidated interim financial statements of PEMEX.
NOTE 4.    RECENTLY ISSUED ACCOUNTING STANDARDS

A number of new standards are effective for annual periods beginning on or after January 1, 2026 and earlier application is permitted; however, PEMEX has not early adopted the new or amended standards in preparing these condensed consolidated interim financial statements.
i.Presentation and Disclosure in Financial Statements (IFRS 18). PEMEX is in the process of assessing the impact of IFRS 18 to meet the new presentation and disclosure requirements.
ii.Other accounting standards

The following new and amended accounting standards are not expected to have a significant impact on PEMEX’s condensed consolidated interim financial statements.

•Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)
•Contracts Referencing Nature-dependent Electricity (Amendments to IFRS 9 and IFRS 7).
•Annual Improvements to IFRS Accounting Standards (Amendments to IFRS 1, IFRS 7, IFRS 9, IFRS 10 and IAS 7).

NOTE 5.    SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

The subsidiary entities Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics were dissolved effective as of March 19, 2025 pursuant to the 2025 Petróleos Mexicanos Law. As a result of such dissolution, all of their assets, liabilities, rights and obligations were assumed by, and transferred to, Petróleos Mexicanos, which became the successor of the subsidiary entities as a matter of Mexican law.

As of March 31, 2026 and December 31, 2025, the consolidated Subsidiary Companies are as follows:

•P.M.I. Trading, DAC. (“PMI Trading”) (i)(iii)(vii)
•P.M.I. Holdings Petróleos España, S.L.U. (“HPE”) (i)(iii)(v)
•P.M.I. Services North America, Inc. (“PMI SUS”) (i)(iii)(vi)
•P.M.I. Norteamérica, S.A. de C.V. (“PMI NASA”) (i)(iii)(iv)
•P.M.I. Comercio Internacional, S.A. de C.V. (“PMI CIM”) (i)(ii)(iv)
•Pro-Agroindustria, S.A. de C.V. (“AGRO”) (iii)(iv)
•PTI Infraestructura de Desarrollo, S.A. de C.V. (“PTI ID”) (iii)(iv)
•P.M.I. Servicios Portuarios Transoceánico, S.A. de C.V. (“PMI SP”) (iii)(iv)
•Pemex Procurement International, Inc. (“PPI”) (iii)(vi)
•Mex Gas Internacional, S.L. (“MGAS”) (iii)(iv)
•Pemex Desarrollo e Inversión de Proyectos, S.A. de C.V. (“PDII”) (iii)(iv)
•IKAL Insurance Company, AG. (“KOT”) (iii)(viii)(xi)
•PPQ Cadena Productiva, S.L.U. (“PPQCP”) (iii)(v)(xii)

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

•I.I.I. Servicios, S.A. de C.V. (“III Servicios”) (iii)(iv)
•PMI Ducto de Juárez, S. de R.L. de C.V. (“PMI DJ”) (i)(iii)(iv)
•PMX Fertilizantes Holding, S.A. de C.V. (“PMX FH”) (iii)(iv)
•PMX Fertilizantes Pacífico, S.A. de C.V. (“PMX FP”) (iii)(iv)
•Grupo Fertinal, S.A. de C.V. (“GP FER”) (iii)(iv)
•Compañía Mexicana de Exploraciones, S.A. de C.V. (“COMESA”) (ii)(iv)(x)
•P.M.I. Trading México, S.A. de C.V. (“TRDMX”) (i)(iii)(iv)
•Holdings Holanda Services, B.V. (“HHS”) (iii)(ix)
•Deer Park Refining Limited Partnership (“Deer Park” or “DPRLP”) (i)(iii)(vi)
•Servicios Logísticos Integrales Mumiya, S.A. de C.V. (“MUMIYA”) (iii)(iv)(xiii)

(i)Member Company of the “PMI Subsidiaries”.
(ii)Non-controlling interest company (98.33% in PMI CIM and 60.00% in COMESA).
(iii)Petróleos Mexicanos owns 100.00% of the interests in this Subsidiary Company.
(iv)Operates in Mexico.
(v)Operates in Spain.
(vi)Operates in the United States of America.
(vii)Operates in Ireland.
(viii)Operates in Switzerland.
(ix)Operates in the Netherlands.
(x)This company is in process of liquidation.
(xi)Formerly KOT Insurance Company, AG. until of August 31, 2025.
(xii)This company was liquidated on January 15, 2026.
(xiii)Formerly Gasolinas Bienestar,S.A de C.V. until March 30, 2026.
NOTE 6.    SEGMENT FINANCIAL INFORMATION

PEMEX’s primary business is the exploration and extraction of crude oil and natural gas, as well as the production, processing, marketing and distribution of petroleum and petrochemical products. As of March 31, 2025, PEMEX’s operations were conducted through seven business segments:

•Exploration and Production;
•Industrial Transformation;
•Logistics;
•Deer Park;
•the Trading Companies;
•Corporate; and
•Other Operating Subsidiary Companies.

Following the dissolution of the subsidiary entities on March 19, 2025 and pursuant to the New Organic Statute, as of June 1, 2025, PEMEX’s operations are now conducted through six segments:

•Exploration and Extraction;
•Industrial Processes;
•Energy Transformation;
•Deer Park;
•the Trading Companies; and
•Other Operating Subsidiary Companies.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

The primary sources of revenue for PEMEX’s business segments are as described below:
•The Exploration and Extraction segment (formerly Exploration and Production) earns revenues from domestic sales of crude oil and natural gas, and from exporting crude oil through certain of the Trading Companies. Crude oil export sales are made through the agent subsidiary company PMI CIM, to 9 major customers in various foreign markets. Approximately half of PEMEX’s crude oil is transferred to the Industrial Processes segment. Additionally, it receives income from drilling services, and servicing and repairing wells.
•The Industrial Processes segment (formerly Industrial Transformation) earns revenues from sales of refined petroleum products and derivatives, mainly to third parties within the domestic market. This segment also sells a significant portion of the fuel oil it produces to the Comisión Federal de Electricidad (Federal Electricity Commission, or “CFE”) and a significant portion of jet fuel produced to the Aeropuertos y Servicios Auxiliares (Airports and Auxiliary Services Agency or "ASA"). The refining segment’s most important products are different types of gasoline and diesel.
•The Energy Transformation segment (previously included in the Industrial Transformation segment) earns revenues from domestic sources generated by sales of natural gas, liquefied petroleum gas, naphtha, butane and ethane and certain other petrochemicals such as methane derivatives, ethane derivatives, aromatics, ammonia, fertilizers and its derivatives.
•The Deer Park segment includes DPRLP’s operations, generates revenues from sales of distillates and gasoline in the U.S. market.
•The Trading Companies segment, which consists of PMI CIM, PMI NASA, PMI Trading, MGAS and GASOB (the “Trading Companies”), earns revenues from trading crude oil, gas and petroleum and petrochemical products in international markets.
•The segment related to the Other Operating Subsidiary Companies provides transportation and storage of crude oil, petroleum products and petrochemicals, administrative, financing, consulting and logistical services, as well as economic, tax and legal advice and re-insurance services to PEMEX’s subsidiary companies with industrial activities. As of March 19, 2025 this segment includes the Logistics and Corporate activities, previously reported as separate segments.
•The Logistics segment (until March 18, 2025) earned income from transportation and storage of crude oil, petroleum products and petrochemicals, as well as related services, which it provides by employing pipelines and offshore and onshore resources, and from providing services related to the maintenance, handling, guarding and management of these products. As of March 19, 2025, this activity is included in the Other Operating Subsidiary Companies segment.
•The Corporate segment (until March 18, 2025) provided administrative, financing and consulting services to PEMEX’s subsidiary entities and companies. As of March 19, 2025, this activity is included in the Other Operating Subsidiary Companies segment.
The following tables present the condensed financial information of these segments, after elimination of unrealized intersegment gain (loss), and include only select line items. The columns before intersegment eliminations include unconsolidated figures. As a result, the line items presented below may not total. These reporting segments are those which PEMEX’s management evaluates in its analysis and on which it bases its decision-making. These reporting segments are presented in PEMEX’s reporting currency.
For the three-month period ended March 31, 2026, PEMEX presents its operating segments in accordance with its new organizational structure under the New Organic Statute (see Note 1). The segment information for the three-month period ended March 31, 2025 is presented based on the operating segments in effect prior to the enactment of the 2025 Petróleos Mexicanos Law and the New Organic Statute. As a result, the segment information for the three-month periods ended March 31, 2026 and 2025 may not be directly comparable.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

As of/for the three-month period ended March 31, 2026	Exploration and Extraction		Industrial Processes	Energy Transformation	DPRLP	Trading Companies	Other Operating Subsidiary Companies	Intersegment eliminations	Total
Sales:
Trade	Ps.	31,959,037	132,697,215	16,900,565	49,015,586	128,988,391	5,673,592	—	Ps.	365,234,386
Intersegment	174,096		74,686,460	1,348,505	2,525,409	77,043,438	12,320,324	(168,098,232)	—
Services income	6,295		28,783	—	—	225,949	200,175	—	461,202
(Impairment) reversal of impairment of wells, pipelines, properties, plant and equipment, net	—		158,967	(12,550,575)	—	—	(1,930,256)	—	(14,321,864)
Cost of sales	77,584,323		67,337,749	14,397,988	39,987,965	204,397,094	25,175,829	(166,212,161)	262,668,787
Transfer of good and services	(73,304,869)		71,845,820	10,046,172	—	—	(12,991,822)	4,404,699	—
Gross income (loss)	27,859,974		68,387,856	(18,745,665)	11,553,030	1,860,684	4,079,828	(6,290,770)	88,704,937
Distribution, transportation and sale expenses	103,363		2,562,067	1,621,972	—	288,630	23,254	(873,504)	3,725,782
Administrative expenses	8,298,243		10,523,724	2,047,598	396,413	798,314	25,012,222	(128,157)	46,948,357
Transfer of services	13,628,886		9,810,142	445,235	—	—	(18,610,283)	(5,273,980)	—
Other revenue	880,030		833,366	221,750	6,366	212,631	751,122	—	2,905,265
Other expenses	1,100,209		78,813	257,884	—	3,210	2,622	(13,103)	1,429,635
Operating income	5,609,303		46,246,476	(22,896,604)	11,162,983	983,161	(1,596,865)	(2,026)	39,506,428
Welfare oil duty	47,700,746		—	—	—	—	—	—	47,700,746
Operating (loss) income after Welfare oil duty	(42,091,443)		46,246,476	(22,896,604)	11,162,983	983,161	(1,596,865)	(2,026)	(8,194,318)
Financing income	19,160,967		82,684	—	146,470	221,088	25,841,423	(34,019,647)	11,432,985
Financing (cost)	25,169,174		932,219	—	8,223	879,464	38,196,962	(34,021,675)	31,164,367
Derivative financial instruments (cost) income, net	(10,168,108)		—	—	(1,628,677)	(1,877,011)	3,706,528	—	(9,967,268)
Foreign exchange (loss) income, net	(6,693,577)		(3,939,154)	—	—	299,243	1,398,088	—	(8,935,400)
Profit (loss) sharing in associates	135,212		(379,600)	379,600	—	7,506,907	(27,684,810)	20,232,314	189,623
Total taxes and other	—		—	—	7,269	(834,855)	181,803	—	(645,783)
Net (loss) income	Ps.	(64,826,123)	41,078,187	(22,517,004)	9,665,284	7,088,779	(36,714,401)	20,232,316	Ps.	(45,992,962)
Total current assets	434,646,162		410,216,923	25,484,106	45,942,685	226,893,408	1,888,475,467	(2,532,694,345)	498,964,406
Total non-current assets	914,480,951		208,384,249	19,109,042	36,010,470	140,332,958	(97,099,313)	465,481,369	1,686,699,726
Total current liabilities	1,245,950,453		326,685,143	112,102,209	16,241,352	205,769,781	1,518,412,759	(2,532,759,400)	892,402,297
Total long-term liabilities	1,732,323,327		633,976,762	68,115,797	6,175,453	1,071,994	1,663,256,163	(921,278,811)	3,183,640,685
Total equity (deficit)	(1,629,146,667)		(342,060,733)	(135,624,858)	59,536,350	160,384,591	(1,390,292,768)	1,386,825,235	(1,890,378,850)
Depreciation and amortization of wells, pipelines, properties, plant and equipment	36,433,656		1,550,147	187,889	862,538	53,957	4,069,988	—	43,158,175
Depreciation of rights of use	107,562		400,299	661,804	148,459	218,293	156,290	—	1,692,707
Net periodic cost of employee benefits	11,133,838		12,734,995	2,750,749	—	1,219	12,766,819	—	39,387,620
Interest income (1)	13,495		81,358	—	41,124	126,709	2,689,038	—	2,951,724
Interest cost (2)	796,619		765,073	—	8,223	551,155	24,799,147	—	26,920,217
(1)Included in financing income.
(2)Included in financing cost.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

For the three month period ended March 31, 2025	Exploration and extraction		Industrial Transformation	Logistics	DPRLP	Trading Companies	Corporate	Other Operating Subsidiary Companies	Intersegment eliminations	Total
Sales:
Trade	Ps.	71,841,444	148,283,108	—	42,145,591	128,280,418	—	4,515,683	—	Ps.	395,066,244
Intersegment	107,158,122		87,822,288	27,763,578	6,071,329	115,875,241	9,133,222	13,522,079	(367,345,859)	—
Services income	7,432		22,449	123,959	—	363,556	144	5,719	—	523,259
(Impairment) reversal of impairment of wells, pipelines, properties, plant and equipment, net	(9,028,380)		3,408,052	—	—	—	—	—	—	(5,620,328)
Cost of sales	83,166,676		239,285,793	17,766,899	47,260,970	235,151,436	207,313	14,896,020	(356,780,286)	280,954,821
Gross income (loss)	86,811,942		250,104	10,120,638	955,950	9,367,779	8,926,053	3,147,461	(10,565,573)	109,014,354
Distribution, transportation and sale expenses	56,651		5,743,057	3,584	—	14,690	26,842	37,431	(1,637,564)	4,244,691
Administrative expenses	13,536,899		13,104,341	3,544,257	401,058	694,330	22,275,209	2,242,853	(8,883,073)	46,915,874
Other revenue	9,544,791		1,245,547	317,974	(211,739)	256,639	90,866	1,118,046	—	12,362,124
Other expenses	(23,046,307)		36,422,199	1,116,108	—	3,017	(7,814,569)	6,549	(58,714)	6,628,283
Operating income	105,809,490		(53,773,946)	5,774,663	343,153	8,912,381	(5,470,563)	1,978,674	13,778	63,587,630
Welfare oil duty	55,842,382		—	—	—	—	—	—	—	55,842,382
Operating income (loss) after Welfare oil duty	49,967,108		(53,773,946)	5,774,663	343,153	8,912,381	(5,470,563)	1,978,674	13,778	7,745,248
Financing income	18,983,162		108,218	3,467,598	217,230	353,388	74,290,389	460,402	(93,111,235)	4,769,152
Financing cost	51,637,201		21,894,378	77,061	36,872	1,966,117	58,293,291	594,402	(93,097,454)	41,401,868
Derivative financial instruments income (cost) , net	25,334,437		57,838	—	—	(375,055)	(23,169,660)	—	—	1,847,560
Foreign exchange (loss) income, net	(11,405,039)		(4,011,329)	(138,764)	—	(22,874)	(109,074)	629,091	—	(15,057,989)
Profit (loss) sharing in associates	—		—	—	—	5,881,437	(30,575,081)	6,849,568	17,911,377	67,301
Total duties, taxes and other	—		—	—	2,003	1,119,014	—	177,319	—	1,298,336
Net (loss) income	Ps.	31,242,467	(79,513,597)	9,026,436	521,508	11,664,146	(43,327,280)	9,146,014	17,911,374	Ps.	(43,328,932)
Depreciation and amortization of wells, pipelines, properties, plant and equipment	31,037,268		1,758,854	1,454,373	821,473	69,999	156,887	605,166	—	35,904,020
Depreciation of rights of use	75,629		931,201	85,413	169,022	60,767	14,869	42,202	—	1,379,103
Net periodic cost of employee benefits	10,712,328		14,958,362	2,508,616	—	1,558	9,596,475	17,459	—	37,794,798
Interest income (1)	43,762		99,296	3,515	70,018	203,071	2,445,503	335,230	—	3,200,395
Interest cost (2)	(1,429,830)		920,686	77,061	36,872	1,473,942	36,848,068	457,986	—	38,384,785

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

As of December 31, 2025	Exploration and Extraction	Industrial Processes	Energy Transformation	DPRLP	Trading Companies	Other Operating Subsidiary Companies	Intersegment eliminations	Total
Total current assets	358,461,569	390,453,024	(2,875,722)	25,532,702	207,960,075	1,734,731,765	(2,212,027,373)	502,236,040
Total non-current assets	937,978,665	223,288,730	11,621,051	36,183,453	130,083,074	(46,660,527)	424,736,525	1,717,230,971
Total current liabilities	1,170,640,890	319,308,368	102,346,767	7,500,117	184,622,246	1,460,294,877	(2,211,936,205)	1,032,777,060
Total long-term liabilities	1,690,119,743	629,488,968	65,770,049	4,519,381	1,107,814	1,646,039,669	(944,549,503)	3,092,496,121
Total equity (deficit)	(1,564,320,399)	(335,055,582)	(159,371,487)	49,696,657	152,313,089	(1,418,263,308)	1,369,194,860	(1,905,806,170)

NOTE 7.    REVENUE
For the three-month period ended March 31, 2026, revenue disaggregation is presented in accordance with the operating segments presentation pursuant to PEMEX's new organizational structure under the New Organic Statute (see Note 6):
A.    Revenue disaggregation

For the three-month period ended March 31,	Exploration and Extraction		Industrial Processes	Energy Transformation	DPRLP	Trading Companies	Other Operating Subsidiary Companies	Total
Geographical market
2026
United States	Ps.	14,611,159	—	—	49,015,586	31,194,068	743,926	Ps.	95,564,739
Other	898,678		—	—	—	275,030	5,334	1,179,042
Europe	16,449,200		—	—	—	3,889,478	—	20,338,678
Local	6,295		132,725,998	16,900,565	—	93,855,765	5,124,508	248,613,131
Total	Ps.	31,965,332	132,725,998	16,900,565	49,015,586	129,214,341	5,873,768	Ps.	365,695,590
Major products and services
2026
Crude oil	Ps.	31,959,037	—	—	—	2,102,162	—	Ps.	34,061,199
Gas	—		—	15,125,587	1,192,604	7,457,394	—	23,775,585
Refined petroleum products	—		132,697,215	1,774,978	9,031,405	118,884,244	—	262,387,842
Other	—		—	—	38,791,577	544,592	5,673,593	45,009,762
Services	6,295		28,783	—	—	225,949	200,175	461,202
Total	Ps.	31,965,332	132,725,998	16,900,565	49,015,586	129,214,341	5,873,768	Ps.	365,695,590
Timing of revenue recognition
2026
Products transferred at a point in time	Ps.	31,959,037	132,697,215	1,774,978	49,015,586	128,988,392	5,673,593	Ps.	350,108,801
Products and services transferred over the time	6,295		28,783	15,125,587	—	225,949	200,175	15,586,789
Total	Ps.	31,965,332	132,725,998	16,900,565	49,015,586	129,214,341	5,873,768	Ps.	365,695,590
For the three-month period ended March 31, 2025, revenue disaggregation is presented in accordance with the operating segments presentation as they existed prior to the enactment of the Petróleos Mexicanos Law and the New Organic Statute (see Note 6).

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

For the three-month period ended March 31,	Exploration and Production		Industrial Transformation	Logistics	DPRLP	Trading Companies	Corporate	Other Operating Subsidiary Companies	Total
Geographical market
2025
United States	Ps.	34,783,957	—	—	42,145,591	31,970,848	—	1,082,235	Ps.	109,982,631
Other	13,511,840		—	—	—	5,108,186	—	63,791	18,683,817
Europe	23,510,043		—	—	—	4,630,364	—	—	28,140,407
Local	43,036		148,305,557	123,959	—	86,934,576	144	3,375,376	238,782,648
Total	Ps.	71,848,876	148,305,557	123,959	42,145,591	128,643,974	144	4,521,402	Ps.	395,589,503
Major products and services
2025
Crude oil	Ps.	71,805,840	—	—	—	4,870,511	—	—	Ps.	76,676,351
Gas	35,604		20,985,527	—	1,441,457	7,409,521	—	—	29,872,109
Refined petroleum products	—		127,296,936	—	8,451,533	84,570,356	—	—	220,318,825
Other	—		645	—	32,252,601	31,430,030	—	4,515,683	68,198,959
Services	7,432		22,449	123,959	—	363,556	144	5,719	523,259
Total	Ps.	71,848,876	148,305,557	123,959	42,145,591	128,643,974	144	4,521,402	Ps.	395,589,503
Timing of revenue recognition
2025
Products transferred at a point in time	Ps.	71,841,444	139,539,800	123,959	42,145,591	128,280,418	—	4,515,683	Ps.	386,446,895
Products and services transferred over the time	7,432		8,765,757	—	—	363,556	144	5,719	9,142,608
Total	Ps.	71,848,876	148,305,557	123,959	42,145,591	128,643,974	144	4,521,402	Ps.	395,589,503
Nature, performance obligations and timing of revenue recognition-
Revenue is measured based on the consideration specified in a contract with a customer. PEMEX recognizes revenue when it transfers control over a good or service to a customer.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

The following table provides information about the nature and timing of the satisfaction of performance obligations in contracts with customers, including significant payment terms and the related revenue.

Products / services	Nature, performance obligations	Timing of revenue recognition
Crude oil sales
Export sales of crude oil are based on delivery terms established in contracts or orders. All sales are performed by the Free on Board International commercial term (“FOB” Incoterm).
Crude oil sale contracts consider possible customers’ claims due to product quality, volume or delays in boarding, which are estimated in the price of the transaction. For orders that have variations in price, revenue is adjusted on the closing date of each period. The subsequent variations in the fair value at the different reporting dates are recognized according to IFRS 9.
The price of the product is determined based on a market components formula and the sale of crude oil.

Revenue is recognized at a point in time when control of the crude oil has transferred to the customer, which occurs when the product is delivered at the point of shipping. Invoices are generated at that time and are mostly payable within the deadlines established in contracts or orders. Payments in respect of crude oil sold and delivered shall be made within 30 days after the date of the bill of lading therefor.
For international market crude oil sales, revenue is recognized with a provisional price, which undergoes subsequent adjustments until the product has arrived at the port of destination. There may be a period of up to two months in determining the final sale price, such as in the case of sales to some regions.
Revenue is measured initially estimating variables such as quality and volume claims, delays in boarding, etc.

Sale of petroleum products
For all petroleum products, there is only one performance obligation that includes transport and handling services to the point of delivery.
The price is determined based on the price at the point of delivery, adding the price of the services rendered (freight, handling of jet fuel, etc.) with the provisions and terms established by the Comisión Reguladora de Energía (Energy Regulatory Commission or “CRE”).

Revenue is recognized at a point in time when control is transferred to the customer, which occurs either at the point of shipping or when it is delivered at the customer’s facilities. Therefore, transportation fees can be included in the price of sale of the product and are considered part of a single performance obligation since transportation is rendered before control is transferred.
Revenue is initially measured by estimating variables such as quality and volume claims, etc. Invoices are usually payable within 30 days.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

Products / services	Nature, performance obligations	Timing of revenue recognition
Sales of natural gas
There is only one performance obligation that includes transport and handling services to the point of delivery.
The transaction price is established at the time of sale, including the estimation of variable considerations such as capacity, penalties, extraordinary sales not included in contracts, adjustments for quality or volume claims, and incentives for the purchase of products; which are known days after the transaction. Such variable consideration is recognized to the extent that it is probable that it will not be reversed in a future period.

Revenue is recognized at a point in time when control is transferred to the customer, which occurs when it is delivered at the customer’s facilities. Therefore, transportation fees can be included in the price of sale of the product and are considered part of a single performance obligation since transportation is rendered before control is transferred.
Revenue initially is measured estimating variables as quality and volume claims, etc. Invoices are usually payable within 30 days.

Services
In cases where within the same service order there are transportation and storage services, there could exist more than one performance obligation, depending on the term of the service.

When there is a performance obligation, the price is not distributed, but if it is considered that there is more than one performance obligation, the price of the transaction is considered based on the prices established in the service orders and which also include penalties such as quality and volume claims.
Income is recognized over time as the service is rendered. Invoices are usually payable within 22 days.

Other products
There is only one performance obligation that includes transportation for delivery to destination.
The sale and delivery of the product are made at the same time and because they are FOB, transportation fees are included in the price of sale of the product.
The transaction price is established at the time of sale, including the estimation of variable considerations such as capacity, penalties, extraordinary sales not included in contracts, adjustments for quality or volume claims, and incentives for the purchase of products; which are known days after the transaction.
The price of the product is estimated on the date of sale and considers variables such as quality and volume claims, etc. Invoices are usually payable within 30 days.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

B.    Accounts receivable in the statement of financial position

As of March 31, 2026 and December 31, 2025, PEMEX had accounts receivable derived from customer contracts in the amounts of Ps. 139,908,043 and Ps. 111,994,478, respectively (see Note 10).
C.    Practical expedients
i. Significant financial component, less than one year

PEMEX does not need to adjust the amount committed in consideration for goods and services to account for the effects of a significant financing component, since the transfer and the time of payment of a good or service committed to the customer is less than one year.

ii. Practical expedient

PEMEX applied the practical expedient, so disclosure about remaining performance obligations that conclude in less than one year is not needed.

When PEMEX is entitled to consideration for an amount that directly corresponds to the value of the performance that PEMEX has completed, it may recognize an income from ordinary activities for the amount to which it has the right to invoice.
NOTE 8.    FINANCIAL INSTRUMENTS
A.    Accounting classifications and fair values of financial instruments-

The following tables present information about PEMEX’s carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy, as of March 31, 2026 and December 31, 2025. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

As of March 31, 2026 and December 31, 2025, the disclosure of the fair value for the lease obligations is not required.

	Carrying amount						Fair value hierarchy
As of March 31, 2026	FVTPL	FVOCI – debt instruments	FVOCI – equity instruments	Financial assets at amortized cost	Other financial liabilities	Total carrying amount	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Derivative financial instruments	5,775,611	—	—	—	—	5,775,611	—	5,775,611	—	5,775,611
Total	5,775,611	—	—	—	—	5,775,611
Financial assets not measured at fair value
Cash and cash equivalents	—	—	—	144,848,803	—	144,848,803	—	—	—	—
Customers	—	—	—	139,908,043	—	139,908,043	—	—	—	—
Officials and employees	—	—	—	5,519,156	—	5,519,156	—	—	—	—
Sundry debtors	—	—	—	18,746,850	—	18,746,850	—	—	—	—
Investments in associates	—	—	—	3,316,611	—	3,316,611	—	—	—	—
Notes receivable	—	—	—	852,715	—	852,715	—	—	—	—
Other assets	—	—	—	11,426,612	—	11,426,612	—	—	—	—
Total	—	—	—	324,618,790	—	324,618,790
Financial liabilities measured at fair value
Derivative financial instruments	(80,197,079)	—	—	—	—	(80,197,079)	—	(80,197,079)	—	(80,197,079)
Total	(80,197,079)	—	—	—	—	(80,197,079)
Financial liabilities not measured at fair value
Suppliers	—	—	—	—	(375,120,611)	(375,120,611)	—	—	—	—
Accounts and accrued expenses payable	—	—	—	—	(94,605,615)	(94,605,615)	—	—	—	—
Leases	—	—	—	—	(41,912,260)	(41,912,260)	—	—	—	—
Long-term contractual liabilities	—	—	—	—	(250,498,559)	(250,498,559)	—	(234,673,673)	—	(234,673,673)
Debt	—	—	—	—	(1,427,929,811)	(1,427,929,811)	—	(1,343,058,024)	—	(1,343,058,024)
Total	—	—	—	—	(2,190,066,856)	(2,190,066,856)

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

	Carrying amount						Fair value hierarchy
As of December 31, 2025	FVTPL	FVOCI – debt instruments	FVOCI – equity instruments	Financial assets at amortized cost	Other financial liabilities	Total carrying amount	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Derivative financial instruments	14,534,464	—	—	—	—	14,534,464	—	14,534,464	—	14,534,464
Total	14,534,464	—	—	—	—	14,534,464
Financial assets not measured at fair value
Cash and cash equivalents	—	—	—	162,651,289	—	162,651,289	—	—	—	—
Customers	—	—	—	111,994,478	—	111,994,478	—	—	—	—
Officials and employees	—	—	—	5,342,168	—	5,342,168	—	—	—	—
Sundry debtors	—	—	—	18,378,494	—	18,378,494	—	—	—	—
Investments in associates	—	—	—	2,794,404	—	2,794,404	—	—	—	—
Notes receivable	—	—	—	893,152	—	893,152	—	—	—	—
Mexican Government Bonds	—	—	—	21,435,936	—	21,435,936	21,765,389	—	—	21,765,389
Other assets	—	—	—	11,281,010	—	11,281,010	—	—	—	—
Total	—	—	—	334,770,931	—	334,770,931
Financial liabilities measured at fair value
Derivative financial instruments	(78,106,329)	—	—	—	—	(78,106,329)	—	(78,106,329)	—	(78,106,329)
Total	(78,106,329)	—	—	—	—	(78,106,329)
Financial liabilities not measured at fair value
Suppliers	—	—	—	—	(436,704,206)	(436,704,206)	—	—	—	—
Accounts and accrued expenses payable	—	—	—	—	(67,884,889)	(67,884,889)	—	—	—	—
Leases	—	—	—	—	(41,184,280)	(41,184,280)	—	—	—	—
Long-term contractual liabilities	—	—	—	—	(193,033,065)	(193,033,065)	—	(182,718,845)	—	(182,718,845)
Debt	—	—	—	—	(1,531,298,090)	(1,531,298,090)	—	(1,432,095,661)	—	(1,432,095,661)
Total	—	—	—	—	(2,270,104,530)	(2,270,104,530)

Debt is recognized at amortized cost and the fair value of debt is estimated using quotes from major market sources which are then adjusted internally using standard market pricing models. As a result of relevant assumptions, the estimated fair value does not necessarily represent the actual terms at which existing transactions could be liquidated or unwound.
B.    Fair value hierarchy

PEMEX values the fair value of its financial instruments under standard methodologies commonly applied in the financial markets. PEMEX’s related assumptions and inputs therefore fall under the three Levels of the fair value hierarchy for market participant assumptions, as described below.

The fair values determined by Level 1 inputs utilize quoted prices in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs are based on quoted prices for similar assets or liabilities in active markets, and inputs other than quoted prices that are observed for assets or liabilities. Level 3 inputs are unobservable inputs for the assets or liabilities, and include situations where there is little, if any, market activity for the assets or liabilities.

Management uses appropriate valuation techniques based on the available inputs to measure the fair values of PEMEX’s applicable financial assets and liabilities.

When available, PEMEX measures fair value using Level 1 inputs, because they generally provide the most reliable evidence of fair value.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

C. Fair value of DFIs

PEMEX periodically evaluates its exposure to international hydrocarbon prices, interest rates and foreign currencies and uses derivative instruments (DFIs) as a mitigation mechanism when potential sources of market risk are identified.

PEMEX monitors the fair value of its DFI portfolio on a periodic basis. The fair value, or Mark-to-Market (MtM), represents the price at which one party would assume the rights and obligations of the other and is calculated for DFIs through models commonly used in the international financial markets, based on inputs obtained from major market information systems and price providers. Therefore, PEMEX does not have an independent third party to value its DFIs.

PEMEX calculates the fair value of its DFIs through the tools developed by its market information providers, and through valuation models implemented in software packages used to integrate all of PEMEX’s business areas and accounting, such as SAP (System Applications Products).

PEMEX’s DFI portfolio is composed primarily of swaps, for which fair value is estimated by projecting future cash flows and discounting them with the corresponding market discount factor; for the projection of variable flows, the prices of future contracts of each of the references corresponding to these trades are used.

For currency and interest rate options this is done through the Black and Scholes model, which uses as inputs the prices of the underlying futures, the reference prices agreed in the contracted instruments, the market risk-free rates and the implied volatilities of the instruments traded in the markets. In the case of crude oil options, the Levy Model for Asian options is used, which is based on the Black and Scholes Model, with the difference that this model weights the prices of the futures involved during the hedging period and contemplates a volatility adjustment, based on the terms of the corresponding futures.

According to IFRS 13 “Fair Value Measurement”, the MtM value of DFIs must reflect the creditworthiness of the parties. Consequently, the fair value of a DFI takes into account the risk that either party may default on its obligation, considering the counterparties’ probability of default. Due to the above, PEMEX applies the credit value adjustment (“CVA”) method to calculate the fair value of its DFIs.

For each DFI, the CVA is calculated by determining the difference between the MtM and the estimated MtM adjusted for credit risk. In determining the credit risk, the CVA method takes into account the current market perception about the credit risk of both counterparties, using the following inputs: a) the MtM projection for each payment date based on forward yield curves; b) the implied default probability obtained from both, PEMEX and the counterparty’s credit default swaps, at each payment date; and c) the default recovery rates of each counterparty.

Given that PEMEX’s hedges are cash flow hedges, their effectiveness is preserved regardless of variations in the underlying assets or reference variables since, over time, asset flows are offset by liabilities flows. Therefore, and in addition to the fact that these hedges are established for accounting purposes as trading instruments, it is not considered necessary to measure the hedge’s effectiveness or to monitor them.

PEMEX’s DFIs’ fair-value assumptions and inputs fall under Level 2 of the fair value hierarchy for market participant assumptions.

D. Accounting treatment applied and impact in the financial statements

PEMEX enters into derivatives transactions with the sole purpose of hedging financial risks related to its operations, firm commitments, planned transactions and assets and liabilities recorded on its statement of financial position. Nonetheless, some of these transactions do not qualify for hedge accounting treatment because they do not meet the requirements of the accounting standards for designation as hedges. They are therefore recorded in the condensed consolidated interim financial statements as instruments entered into for trading purposes, despite the fact that their cash flows are offset by the

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

cash flows of the positions (assets or liabilities) to which they relate. As a result, the changes in their fair value are recognized in the “Derivative financial instruments (cost) income, net” line item in the condensed consolidated interim statement of comprehensive income.

As of March 31, 2026, and December 31, 2025, the net fair value of PEMEX’s DFIs, including both DFIs that have not reached maturity and those that have reached maturity but have not been settled, recognized in the condensed consolidated interim statement of financial position, was Ps. (74,421,468) and Ps. (63,571,865), respectively. As of March 31, 2026, and December 31, 2025, PEMEX did not have any DFIs designated as hedges for accounting purposes.

All of PEMEX’s DFIs are treated, for accounting purposes, as instruments entered into for trading purposes, therefore any change in their fair value, caused by any act or event, impacts directly in the “Derivative financial instruments (cost) income, net” line item in the condensed consolidated interim statement of comprehensive income.

In accordance with established accounting policies, PEMEX has analyzed the different contracts (financial and non-financial contracts) that PEMEX has entered into and has determined that according to the terms thereof none of these agreements meet the criteria to be classified as embedded derivatives. Accordingly, as of March 31, 2026, and December 31, 2025, PEMEX did not recognize any embedded derivatives (foreign currency or index) in the financial and non-financial contracts.

For the three-month periods ended March 31, 2026 and 2025, PEMEX recognized a net (loss) gain of Ps.(9,967,268) and Ps. 1,847,560, respectively, in the “Derivative financial instruments (cost) income, net” line item with respect to DFIs treated as instruments entered into for trading purposes.

E. TIIE reference rates transition

Banco de Mexico (the Mexican Central Bank) announced that the 28-day linked to Interbank Interest Rate (TIIE) ceased to be a reference for new contracts as of January 1, 2025. Similarly, the 91-day and 182-day TIIE ceased to be reference rates for new contracts as of January 1, 2024.

Petróleos Mexicanos carried out the actions it deemed pertinent and necessary to modify contracts referenced to TIIE rates in line with the modifications announced by Banco de Mexico.

In the event that TIIE ceases to be published, the financial instruments portfolio referenced to these floating rates is composed of debt instruments and DFIs as shown below:

	Reference Rate	*Notional Amounts As of March 31,2026 (Mexican Pesos)
Debt	TIIE 28D MXN	72,062,631
DFI	TIIE 28D MXN	11,594,491

*Note: Notional amounts with maturity after March 31, 2026.

PEMEX’s portfolio also consists of additional debt instruments and DFIs referenced at fixed and float rates, which are not listed in the table above since these instruments will not be impacted by this change.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

NOTE 9.    CASH AND CASH EQUIVALENTS
As of March 31, 2026 and December 31, 2025, cash and cash equivalents were as follows:

	March 31,		December 31,
	2026		2025
Cash on hand and in banks (1)	Ps.	82,034,989	Ps.	66,454,221
Highly liquid investments (2)	62,813,814		96,197,068
Total of cash and cash equivalents	Ps.	144,848,803	Ps.	162,651,289
(1)Cash on hand and in banks is primarily composed of cash in banks.
(2)Mainly composed of short-term Mexican Government investments.
NOTE 10.    CUSTOMERS AND OTHER FINANCING AND NON-FINANCING RECEIVABLES
As of March 31, 2026 and December 31, 2025, accounts receivable and other receivables were as follows:
A.    Customers

	March 31,		December 31,
	2026		2025
Domestic customers	Ps.	101,226,917	Ps.	90,666,378
Export customers	38,681,126		21,328,100
Total customers, net(1)	Ps.	139,908,043	Ps.	111,994,478

(1) As of March 31, 2026 and December 31, 2025, total customers include impairment of Ps.(38,387,449) and Ps. (37,328,647), respectively. For the three-month period ended March 31, 2026 and the twelve-month period ended December 31, 2025, the impairment charge was Ps.(1,058,799) and Ps. (12,931,983), respectively.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

B.    Other financing and non-financing receivables

	March 31,		December 31,
	2026		2025
Other financing receivables:
Sundry debtors (1)	Ps.	18,746,850	Ps.	18,378,494
Employees and officers	5,519,156		5,342,168
Total other financing receivables	Ps.	24,266,006	Ps.	23,720,662
Other non-financing receivables:
Taxes to be recovered and prepaid taxes	Ps.	38,560,135	Ps.	46,811,990
Special Tax on Production and Services	8,854,856		12,951,835
Other accounts receivable	5,444,050		4,706,004
Total other non-financing receivables	Ps.	52,859,041	Ps.	64,469,829
(1)Includes Ps.(5,431,945) and Ps. (5,466,747) of impairment, as of March 31, 2026 and December 31, 2025, respectively.
NOTE 11.    INVENTORIES
As of March 31, 2026 and December 31, 2025, inventories were as follows:

	March 31,		December 31,
	2026		2025
Refined and petrochemicals products	Ps.	63,200,568	Ps.	52,481,991
Crude oil	28,257,124		24,655,124
Products in transit	26,373,449		12,326,412
Materials and products in stock	6,060,404		6,558,991
Materials in transit	277,862		2,753,785
Gas and condensate products	110,986		124,657
Total	Ps.	124,280,393	Ps.	98,900,960

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

NOTE 12.    WELLS, PIPELINES, PROPERTIES, PLANT AND EQUIPMENT, NET
As of March 31, 2026, 2025 and December 31, 2025, wells, pipelines, properties, plant and equipment, net, is presented as follows:

	Plants		Drilling equipment	Pipelines	Wells	Buildings	Offshore platforms	Furniture and equipment	Transportation equipment	Construction in progress (1)	Land	Total fixed assets
Investment
Balances as of January 1, 2025	Ps.	1,147,088,699	24,307,475	507,250,372	1,849,606,934	77,850,512	428,679,320	55,458,217	34,193,167	595,534,110	53,332,375	Ps.	4,773,301,181
Acquisitions	1,665,780		226,380	2,977,500	12,759,400	90	131,250	46,380	81,200	(981,340)	—	16,906,640
Reclassifications	—		—	522,330	—	—	—	—	30,230	—	—	552,560
Capitalization	24,437,010		—	28,990	1,116,280	145,010	—	223,000	33,510	(25,983,800)	—	—
Disposals	(578,610)		(157,820)	(596,580)	—	—	(14,800)	(280,590)	(56,970)	(534,810)	—	(2,220,180)
Translation effect	1,453,610		—	(243,390)	—	30,970	—	8,030	11,800	(26,720)	7,070	1,241,370
Balances as of March 31, 2025	1,174,066,489		24,376,035	509,939,222	1,863,482,614	78,026,582	428,795,770	55,455,037	34,292,937	568,007,440	53,339,445	4,789,781,571
Balances as of January 1, 2025	Ps.	1,147,088,699	24,307,475	507,250,372	1,849,606,934	77,850,512	428,679,320	55,458,217	34,193,167	595,534,110	53,332,375	Ps.	4,773,301,181
Acquisitions	14,065,870		1,720,400	9,362,710	67,196,720	(10,680)	2,731,950	3,285,650	1,722,480	94,020,980	—	194,096,080
Reclassifications	5,228,300		(25,430)	532,090	—	1,620,720	(6,927,180)	24,210	92,620	77,520	—	622,850
Capitalization	168,334,100		—	6,574,820	47,890,360	7,835,170	604,370	1,040,030	256,850	(232,536,280)	580	—
Disposals	(7,437,570)		(3,000,030)	(12,463,280)	(29,665,120)	(9,320)	(10,782,430)	(473,760)	(146,460)	(713,060)	(228,880)	(64,919,910)
Translation effect	(24,060,380)		—	(23,670)	—	(1,849,780)	—	(145,780)	(469,180)	(32,298,830)	(324,160)	(59,171,780)
Balances as of December 31, 2025	Ps.	1,303,219,019	23,002,415	511,233,042	1,935,028,894	85,436,622	414,306,030	59,188,567	35,649,477	424,084,440	52,779,915	Ps.	4,843,928,421
Acquisitions	3,121,300		167,590	20,830	5,921,170	70	285,200	(362,070)	281,000	10,835,300	—	20,270,390
Reclassifications	(149,060)		(12,770)	—	—	(840)	—	13,480	2,940	—	—	(146,250)
Capitalization	121,452,370		—	648,810	7,382,150	119,810	—	229,580	53,370	(129,886,090)	—	—
Disposals	(155,680)		—	—	—	—	—	(69,180)	(4,030)	(64,950)	—	(293,840)
Translation effect	(4,655,340)		—	530	—	89,910	—	3,250	24,680	7,450,740	15,550	2,929,320
Balances as of March 31, 2026	Ps.	1,422,832,609	23,157,235	511,903,212	1,948,332,214	85,645,572	414,591,230	59,003,627	36,007,437	312,419,440	52,795,465	Ps.	4,866,688,041
Accumulated depreciation and amortization
Balances as of January 1, 2025	Ps.	(901,583,069)	(7,574,244)	(326,936,205)	(1,413,192,433)	(51,487,596)	(303,184,790)	(46,845,363)	(18,471,570)	(53,493,199)	—	Ps.	(3,122,768,469)
Depreciation and amortization	(7,449,280)		(106,130)	(2,973,390)	(21,230,510)	(412,090)	(2,903,810)	(397,860)	(430,950)	—	—	(35,904,020)
Reclassifications	—		370	(522,330)	—	—	—	(370)	(30,230)	—	—	(552,560)
(Impairment)	(622,910)		—	(1,390,680)	(9,390,840)	(36,200)	—	—	—	(28)	—	(11,440,658)
Reversal of impairment	3,926,030		—	—	1,894,170	—	—	—	—	130	—	5,820,330
Disposals	283,140		68,220	584,600	—	—	12,000	280,490	57,002	—	—	1,285,452
Translation effect	(216,820)		—	172,420	—	(15,040)	—	(7,940)	(10,130)	—	—	(77,510)
Balances as of March 31, 2025	Ps.	(905,662,909)	(7,611,784)	(331,065,585)	(1,441,919,613)	(51,950,926)	(306,076,600)	(46,971,043)	(18,885,878)	(53,493,097)	—	Ps.	(3,163,637,435)
Balances as of January 1, 2025	Ps.	(901,583,069)	(7,574,244)	(326,936,205)	(1,413,192,433)	(51,487,596)	(303,184,790)	(46,845,363)	(18,471,570)	(53,493,199)	—	Ps.	(3,122,768,469)
Depreciation and amortization	(34,323,900)		(415,240)	(13,635,710)	(86,448,950)	(1,863,600)	(13,364,700)	(1,724,030)	(1,742,534)	—	—	(153,518,664)
Reclassifications	(1,290,060)		1,220	(532,090)	—	(96,200)	1,385,140	(1,750)	(89,110)	—	—	(622,850)
(Impairment)	(39,761,990)		—	(34,492,290)	(23,760,170)	(42,890)	(12,365,330)	—	—	(16,023,009)	—	(126,445,679)
Reversal of impairment	39,467,710		—	29,701,920	30,497,120	—	14,903,160	—	—	3,798,320	—	118,368,230
Disposals	6,591,240		2,107,790	6,848,320	25,124,790	8,290	6,898,330	470,340	135,570	—	—	48,184,670

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

Translation effect	10,858,320		—	26,400	—	714,760	—	64,860	126,045	—	—	11,790,385
Balances as of December 31, 2025	Ps.	(920,041,749)	(5,880,474)	(339,019,655)	(1,467,779,643)	(52,767,236)	(305,728,190)	(48,035,943)	(20,041,599)	(65,717,888)	—	Ps.	(3,225,012,377)
Depreciation and amortization	Ps.	(9,920,230)	(126,220)	(2,924,270)	(25,675,610)	(521,710)	(3,107,540)	(434,090)	(448,505)	—	—	Ps.	(43,158,175)
Reclassifications	148,350		1,040	—	—	840	—	(1,040)	(2,940)	—	—	146,250
(Impairment)	(15,406,360)		—	—	—	—	—	—	(52,480)	(464)	—	(15,459,304)
Reversal of impairment	1,093,690		—	28,640	—	—	—	—	—	15,110	—	1,137,440
Disposals	15,570		—	—	—	—	—	68,950	2,670	—	—	87,190
Translation effect	(379,610)		—	(400)	—	(26,940)	—	(1,220)	(8,944)	—	—	(417,114)
Balances as of March 31, 2026	Ps.	(944,490,339)	(6,005,654)	(341,915,685)	(1,493,455,253)	(53,315,046)	(308,835,730)	(48,403,343)	(20,551,798)	(65,703,242)	—	Ps.	(3,282,676,090)
Wells, pipelines, properties, plant and equipment—net as of March 31, 2025	Ps.	268,403,580	16,764,251	178,873,637	421,563,001	26,075,656	122,719,170	8,483,994	15,407,059	514,514,343	53,339,445	1,626,144,136
Wells, pipelines, properties, plant and equipment—net as of December 31, 2025	Ps.	383,177,270	17,121,941	172,213,387	467,249,251	32,669,386	108,577,840	11,152,624	15,607,878	358,366,552	52,779,915	1,618,916,044
Wells, pipelines, properties, plant and equipment—net as of March 31, 2026	Ps.	478,342,270	17,151,581	169,987,527	454,876,961	32,330,526	105,755,500	10,600,284	15,455,639	246,716,198	52,795,465	1,584,011,951
Depreciation rates	3 to 5%		5%	2 to 7%	—	3 to 7%	4%	3 to 10%	4 to 20%	—	—
Estimated useful lives	20 to 35		20	15 to 45	—	14 to 33	25	10 to 33	5 to 25	—	—
(1)Mainly wells, pipelines and plants.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

A.For the three-month periods ended March 31, 2026 and 2025, the financing cost identified with fixed assets in the construction or installation stage, capitalized as part of the value of such fixed assets, was Ps. 934,308 and Ps. 1,749,532, respectively. Financing cost rates during the three-month periods ended March 31, 2026 and 2025 were 8.09% to 8.68% and 8.35% to 14.11%, respectively.
B.The combined depreciation of fixed assets and amortization of wells for the three-month periods ended March 31, 2026 and 2025, recognized in operating costs and expenses, was Ps. 43,158,175 and Ps. 35,904,020, respectively. These figures include costs related to plugging and abandonment of wells, for the three-month periods ended March 31, 2026 and 2025 of Ps. 2,608,906 and Ps. 1,851,961, respectively.
C.As of March 31, 2026 and December 31, 2025, provisions relating to future plugging of wells costs amounted to Ps. 128,697,440 and Ps. 126,608,358, respectively, and are presented in the “Provisions for plugging of wells” (see Note 17).
D.For the three-month periods ended March 31, 2026 and 2025, the translation effect of property, plant and equipment items from a different currency than the presentation currency was Ps. 2,512,206 and Ps. 1,163,860, respectively, which consisted of mainly plant.
E.During the three-month periods ended March 31, 2026 and 2025, PEMEX recognized a net impairment of Ps. (14,321,864) and Ps. (5,620,328), respectively, which is presented as a separate line item in the condensed consolidated interim statement of comprehensive income as follows:

	For the three-month periods ended March 31,
	2026		2025
	(Impairment) / Reversal of impairment, net
Energy Transformation (formerly part of Pemex Industrial Transformation)	Ps.	(12,550,575)	Ps.	3,408,052
Logistics as a part of Other Operating Subsidiary Companies (formerly Pemex Logistics)	(1,930,256)		—
Exploration and Extraction (formerly Pemex Exploration and Production)	—		(9,028,380)
Industrial Processes (formerly part of Pemex Industrial Transformation)	158,967		—
(Impairment), net	Ps.	(14,321,864)	Ps.	(5,620,328)
Cash-Generating Units of Energy Transformation
For the three-month period ended March 31, 2026, the Energy Transformation segment recognized a net impairment of Ps. (12,550,575), shown by CGUs as follows:

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

	2026
Nuevo Pemex Gas Processor Complex	Ps.	(8,008,084)
Cactus Gas Processor Complex	(2,143,770)
Ciudad Pemex Gas Processor Complex	(2,127,533)
La Venta Gas Processor Complex	(1,106,115)
Gas Poza Rica Processor Complex	7,149
Gas Arenque Processor Complex	153,291
Matapionche Gas Processor Complex	674,487
Impairment	Ps.	(12,550,575)

As of March 31, 2026, the Energy Transformation segment recognized an impairment net of Ps. (12,550,575) due to: (i) a decrease in gross margin due to unplanned shutdowns of plants and equipment, as well as occasional reductions in the supply of exploration and extraction raw materials caused by failures in compression modules, which led to an average production decrease of 4% at the Energy Transformation work centers; (ii) decrease in the discount rate of CGUs of gas products from

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

10.72% as of December 31, 2025 to 9.76% as of March 31, 2026, and (iii) an increase in the exchange rate used in cash flow projections, from Ps. 17.9667 in December 31, 2025 to Ps.18.0667 in March 31, 2026.

To determine the value in use of long-lived assets associated with the CGUs of Energy Transformation, the net present value of cash flows was determined based on the following assumptions:

March 31, 2026
Gas
Processed volume (1)	2,334 mmpcd of humid gas
Rate of U.S.$	18.0667
Useful lives of the cash-generating units (year average)	8
Pre-tax discount rate	9.76%
Period	2026-2033
(1) Average of the first 5 years.
CGUs in the Energy Transformation segment are processing centers grouped according to their types of processes in the gas complex processors. These centers produce various finished products for direct sale to customers or intermediate products that can be processed in another of its CGUs or by a third party. Each processing center of the Energy Transformation segment represents the smallest unit that has distinguishable revenues, with clear costs and expenses that enable future cash flows (value in use) to be determined.
Cash flow determinations are made based on PEMEX’s business plans, operating financial programs, forecasts of future prices of products related to the processes of the CGUs, budget programs and various statistical models that consider historical information of processes and the capacity of various processing centers.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

As of March 31, 2026, the value in use for the CGUs is as follows:

	2026
Cactus Gas Processor Complex	Ps.	5,204,499
Ciudad Pemex Gas Processor Complex	2,942,296
Burgos Gas Processor Complex	2,104,583
Matapionche Gas Processor Complex	1,568,639
La Venta Gas Processor Complex	766,048
Nuevo Pemex Gas Processor Complex	486,768
Gas Arenque Processor Complex	151,534
Total	Ps.	13,224,367

Cash-Generating Units of Logistics as a part of Other Operating Subsidiary Companies segment (formerly Pemex Logistics)
During the three-month period ended March 31, 2026, Logistics as part of the Other Operating Subsidiary Companies segment, recognized a net impairment of Ps.(1,930,256) mainly due to a decrease in the estimated storage terminals CGUs cash flows due to decrease in revenues of 4%; these effects were partially offset by a decrease in the discount rate of CGUs of pipelines from 13.18% as of December 31, 2025 to 12.29% as of March 31, 2026.

The CGUs of Logistics as part of the Other Operating Subsidiary Companies segment are pipelines and transportation equipment. The recoverable amount of assets as of March 31, 2026 was Ps.58,459,272, based on discounted cash flows and discount rate of 12.29% and useful life of 14 years.

Cash-Generating Unit of Exploration and Extraction
For the three-month periods ended March 31, 2025, the Exploration and Extraction segment recognized a net impairment of Ps. (9,028,380), shown by CGU as follows:

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

	2025
Cantarell	Ps.	(5,344,778)
Tsimin Xux	(2,519,098)
Burgos	(1,243,738)
Lakach	(947,562)
Ogarrio Magallanes	(886,647)
Misión CEE	19,276
Ayin Alux	376,983
Antonio J. Bermúdez	1,517,184
Impairment	Ps.	(9,028,380)

As of March 31, 2025 the Exploration and Extraction segment recognized a net impairment of Ps.(9,028,380) mainly due to: (i) a negative effect in gas prices of Ps.37,489,937, mainly in the Cantarell, Lakach, Burgos and Tsimin Xux CGUs; and (ii) a decrease in production profiles volume in the barrel of crude oil equivalent generating a negative effect of Ps.5,322,907, mainly in the Cantarell, Tsimin Xux and Ogarrio Sanchez Magallanes CGUs. These effects were partially offset by (i) a decrease in the discount rate of Ps.25,812,652, from 10.86% in December 31, 2024 to 9.99% in March 31, 2025; (ii) an increase in cost and expenses mainly in the Antonio J. Bermúdez and Ayin Alux CGUs, generating a negative effect of Ps.6,047,318; (iii) a positive tax effect of Ps.1,573,687, due to a lower tax base due to the decrease in prices and volumes and (iv) a positive effect of Ps.350,807, due to the fluctuations of the exchange rate from Ps.17.9667 = U.S.$1.00 as of December 31, 2024, to Ps.20.3182= U.S.$1.00 as of March 31, 2025.
The CGUs of the Exploration and Extraction segment are investment projects in productive fields with hydrocarbon reserves associated with proved reserves. These productive hydrocarbon fields contain varying degrees of heating power consisting of a set of wells and are supported by fixed assets associated directly with production, such as pipelines, production facilities, offshore platforms, specialized equipment and machinery.
Each project represents the smallest unit which can concentrate the core revenues, with clear costs and expenses that enable future cash flows (value in use) to be determined.
The Exploration and Extraction segment determines the recoverable amount of fixed assets based on the long-term estimated prices for Pemex’s proved reserves. The recoverable amount on each asset is the value in use.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

To determine the value in use of long-lived assets associated to hydrocarbon extraction, the net present value of reserves is determined based on the following assumptions:

2025
Average crude oil price	64.36 U.S.$/bl
Average gas price	4.07 U.S.$/mpc
Average condensates price	71.65 U.S.$/bl
After-tax discount rate	9.99% annual

For the three-month periods ended March 31, 2025 the total forecast production, calculated with a horizon of 25 years, was 6,764 Million barrels of oil equivalent (Mboe).
The Exploration and Extraction segment, in compliance with practices observed in the industry, estimates the recovery value of an asset by determining its value in use, based on cash flows associated with proved reserves after taxes and using a discount rate, also after taxes. Cash flows related to plugging wells provision costs are excluded in this computation of discounted cash flows.
As of March 31, 2025, values in use for each CGU are:

	2025
Aceite Terciario del Golfo	Ps.	70,237,018
Tsimin Xux	37,745,764
Ogarrio Magallanes	33,187,237
Antonio J. Bermúdez	31,736,320
Tamaulipas Constituciones	16,056,491
Cantarell	12,866,303
Poza Rica	10,796,596
Arenque	8,114,141
Lakach	2,598,813
Cuenca de Macuspana	1,800,121
Ayín - Alux	1,046,358
Total	Ps.	226,185,162

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

Cash-Generating Units of Pemex Industrial Transformation (until June 1, 2025, see Note 1)
For the three-month period ended March 31, 2025, Pemex Industrial Transformation recognized a net reversal of impairment of Ps. 3,408,052, shown by CGUs as follows:

	2025
Salina Cruz Refinery	Ps.	1,919,341
Cosoleacaque Petrochemical Complex	1,436,266
Morelos Petrochemical Complex	131,101
Nuevo Pemex Gas Processor Complex	125,831
Madero Refinery	102,464
Minatitlán Refinery	67,838
Cactus Gas Processor Complex	60,247
Ciudad Pemex Gas Processor Complex	59,662
Pajaritos Ethylene Complex	13,339
Gas Poza Rica Processor Complex	7,147
Matapionche Gas Processor Complex	2,898
Gas Arenque Processor Complex	(533)
Cangrejera Ethylene Complex	(69,993)
Coatzacoalcos Gas Processor Complex	(83,852)
La Venta Gas Processor Complex	(114,194)
Tula Refinery	(249,510)
Impairment, net	Ps.	3,408,052

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

As of March 31, 2025, the Industrial Transformation segment recognized the net reversal of impairment of Ps.3,408,052 due to an increase in the estimated gross result as a consequence of the stabilization in production levels due to the implementation of the refinery rehabilitation program, to maintain and ensure a stable and optimal level of processing in process plants, auxiliary services and tanks, and a decrease in the discount rate of CGUs of refined products from 14.75% as of December 31, 2024 to 13.79% as of March 31, 2025.

To determine the value in use of long-lived assets associated with the CGUs of Pemex Industrial Transformation, the net present value of cash flows was determined based on the following assumptions:

	As of March 31,
	2025
	Refining	Gas	Petrochemicals	Ethylene	Fertilizers
Average crude oil Price (U.S.$)	101.67	N.A.	N.A.	N.A.	N.A.
Processed volume (1)	866 mbd	2,487 mmpcd of humid gas	Variable because the load inputs are diverse
Rate of U.S.$	20.3182	20.3182	20.3182	20.3182	20.3182
Useful lives of the cash-generating units (year average)	12	7	8	7	13
Pre-tax discount rate	13.79%	14.56%	10.68%	10.68%	11.86%
Period (2)	2025-2036	2025-2031	2025-2032	2025-2031	2025-2037

(1)Average of the first four years.
(2)The first five years are projected and stabilize at year six.
N.A. = Not applicable
CGUs in Pemex Industrial Transformation were processing centers grouped according to their types of processes as refineries, gas complex processors, and petrochemical centers. These centers produced various finished products for direct sale to customers or intermediate products that can be processed in another of its CGUs or by a third party. Each processing center of Pemex Industrial Transformation represented the smallest unit that has distinguishable revenues, with clear costs and expenses that enable future cash flows (value in use) to be determined.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

Cash flow determinations are made based on PEMEX’s business plans, operating financial programs, forecasts of future prices of products related to the processes of the CGUs, budget programs and various statistical models that consider historical information of processes and the capacity of various processing centers.
The recoverable amount of assets was based on each asset’s value in use. The value in use for each asset was calculated based on discounted cash flows, taking into consideration the volumes to be produced and sales to be carried out.
As of March 31, 2025, the value in use for the impairment of fixed assets was as follows:

	2025
Salamanca Refinery	Ps.	34,445,344
Cadereyta Refinery	34,542,856
Salina Cruz Refinery	21,499,189
Tula Refinery	18,031,185
Cangrejera Ethylene Complex	11,478,401
Nuevo Pemex Gas Processor Complex	8,103,196
Ciudad Pemex Gas Processor Complex	6,467,546
Cactus Gas Processor Complex	5,279,754
Burgos Gas Processor Complex	1,671,119
Independencia Petrochemical Complex	5,555,473
La Venta Gas Processor Complex	983,445
Coatzacoalcos Gas Processor Complex	905,971
Morelos Petrochemicals Complex	578,097
Pajaritos Ethylene Complex	184,970
Total	Ps.	149,726,546

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

NOTE 13.    INTANGIBLE ASSETS, NET
As of March 31, 2026 and December 31, 2025, intangible assets, net were mainly wells unassigned to a reserve and other components of intangible assets, which amounted to Ps. 12,111,044 and Ps. 10,998,869, respectively:
A.    Wells unassigned to a reserve

	March 31,
	2026		2025
Wells unassigned to a reserve:
Balance at the beginning of the period	Ps.	6,301,007	Ps.	15,573,570
Additions to construction in progress	871,993		613,883
Transfers against fixed assets	—		(3,314,035)
Balance at the end of the period	Ps.	7,173,000	Ps.	12,873,418
As of December 31, 2025, PEMEX recognized expenses related to unsuccessful wells of Ps. 22,303,028, directly in its statement of comprehensive income.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

B.    Other intangible assets
Other intangible assets are mainly licenses, exploration expenses, evaluation of assets and concessions.

	Licenses		Exploration expenses, evaluation of assets and concessions	Total
Cost
Balance as of January 1, 2026	Ps.	10,668,184	1,828,821	Ps.	12,497,005
Additions	256,748		9,602	266,350
Effects of foreign exchange	18,401		11,280	29,681
	10,943,333		1,849,703	12,793,036
Amortization accumulated
Balance as of January 1, 2026	(7,024,801)		(774,342)	(7,799,143)
Amortization	(39,151)		(8,301)	(47,452)
Effects of foreign exchange	(4,325)		(4,072)	(8,397)
	(7,068,277)		(786,715)	(7,854,992)
Balance as of March 31, 2026	Ps.	3,875,056	1,062,988	Ps.	4,938,044
Useful lives	1 to 3 years		Up to 36 years

	Licenses		Exploration expenses, evaluation of assets and concessions	Total
Cost
Balance as of January 1, 2025	Ps.	7,183,553	1,949,820	Ps.	9,133,373
Additions	3,559,658		101,626	3,661,284
Effects of foreign exchange	(75,027)		(222,625)	(297,652)
	10,668,184		1,828,821	12,497,005
Amortization accumulated
Balance as of January 1, 2025	Ps.	(6,779,294)	(839,372)	(7,618,666)
Amortization	(331,402)		(28,630)	(360,032)
Effects of foreign exchange	85,895		93,660	179,555
	(7,024,801)		(774,342)	(7,799,143)
Balance as of December 31, 2025	Ps.	3,643,383	1,054,479	Ps.	4,697,862
Useful lives	1 to 3 years		Up to 36 years

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

NOTE 14.    GOVERNMENT BONDS AND OTHER ASSETS
A.    Government bonds

The following table sets forth the balance of Mexican Government local bonds (the “Government Bonds”) held by Petróleos Mexicanos valued at amortized cost as of March 31, 2026 and December 31, 2025:

	March 31,		December 31,
	2026		2025
Government bonds (1)	Ps.	—	Ps.	21,435,936
Less: current portion of Government Bonds, net of expected credit losses	—		21,435,936
Total long-term notes receivable	Ps.	—	Ps.	—
(1)As of December 31, 2025, includes an expected credit loss of Ps.1,573.
As of November 19, 2020, the value of the Government Bonds was Ps. 128,786,611, and the liability was Ps. 95,597,610.
On November 20, 2020, Petróleos Mexicanos monetized the whole of the Government Bonds by entering into a three-year financial arrangement to partially raise an equivalent of Ps. 95,597,610 at an annual rate of 8.56275%, maturing November 24, 2023. Petróleos Mexicanos retains the risks, benefits and economic rights of the Government Bonds, which were delivered to a financial institution. Petróleos Mexicanos will continue to collect coupon and principal payments from the securities throughout the term of the transaction. Therefore, Petróleos Mexicanos recognizes these Government Bonds as restricted assets and recognizes short-term debt for the monetization. The resources from the Government Bonds were transferred to the Fondo Laboral Pemex (Pemex Labor Fund, or “FOLAPE”) for payments related to its pension and retirement plan obligations.
During the period from January 1 to December 31, 2025, interest income generated by the Government Bonds amounted to Ps.1,759,219, of which Petróleos Mexicanos received payments in the amount of Ps.1,819,299.
As of December 31, 2025, the Government Bonds consist of 1 development bonds, issued by the Secretaría de Hacienda y Crédito Público (“Ministry of Finance and Public Credit” or “SHCP”) with maturity in March 2026, at fair value of Ps. 21,419,618.
As of December 31, 2025, the fair value of the transferred assets was Ps. 21,765,389 and the fair value of the associated liabilities was Ps. 20,119,075, resulting in a net position of Ps. 1,646,314.
As of December 31, 2025, the recorded liability was Ps. 20,095,070 (Ps. 19,942,808 of principal and Ps. 152,262 of interest).

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

The roll-forward of the Government Bonds is as follows:

	March 31,
	2026		2025
Balance as of the beginning of the year	Ps.	21,435,936	Ps.	35,875,353
Government Bonds collected (1)	(21,419,618)		(3,586,058)
Accrued interests	—		620,211
Interests received from bonds	—		(980,870)
Amortized cost	(17,891)		348,609
Reversal of impairment of bonds	1,573		1,690
Balance at the end of the period	Ps.	—	Ps.	32,278,935
(1)As of March 31, 2026, the final Government Bond had been collected.
B.    Other assets
As of March 31, 2026 and December 31, 2025, the balance of other assets was as follows:

	March 31,		December 31,
	2026		2025
Restricted cash (1)	Ps.	20,162,985	Ps.	19,834,399
Guarantees (2)	11,426,612		11,281,010
Payments in advance	4,735,206		3,846,363
Insurance	1,929,370		1,932,648
Other	1,429,773		1,428,371
Total other assets	Ps.	39,683,946	Ps.	38,322,791

(1)As of March 31, 2026 and December 31, 2025, restricted cash mainly consists of collateral for a financing transaction maturing in November 2028, amounting to Ps.16,729,764 and Ps.16,637,164, respectively, as well as cash related to court-ordered seizures amounting to Ps.3,433,220 and Ps.3,197,220, respectively.
(2)As of March 31, 2026 and December 31, 2025, includes Ps.6,410,502 and Ps.6,375,020 of collateral for financing transaction on August 18, 2025.

NOTE 15.    DEBT
The Federal Revenue Law applicable to PEMEX as of January 1, 2026, published in the Official Gazette of the Federation on November 7, 2025, authorized Petróleos Mexicanos to incur an internal net debt up to Ps. 160,619,600 and an external net debt up to U.S.$5,342,100. PEMEX can incur additional domestic or external debt, as long as the total amount of net debt does not exceed the ceiling established by the Federal Revenue Law. Following the dissolution, this authorization is exercised solely by Petróleos Mexicanos as successor (see Note 1).

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

During the period from January 1 to March 31, 2026, PEMEX participated in the following outstanding financing activities:
•On February 13, 2026, Petróleos Mexicanos completed an issuance of local debt for a total amount of Ps.31,500,000, in three tranches: (1) Ps.9,005,367 at a floating interest rate to TIIE plus 180 basis points, maturing in April 2031; (2) Ps.16,998,940 at a fixed rate of 10.8%, maturing in August 2034; and (3) Ps.5,495,693 at a fixed rate of 5.84%, maturing in August 2036.
•On March 4, 2026, Petróleos Mexicanos entered into a Ps. 19,000,000 in credit facility bearing interest at a floating rate linked to 28-day TIIE, plus a margin of 215 basis points, maturing in September 2029.
As of March 31, 2026, PEMEX had U.S.$5,508,000 and Ps.19,000,000 in credit lines in order to provide liquidity of which U.S.$4,608,000 and Ps.19,000,000 were available.

As of December 31, 2025, the outstanding amount under PMI Trading's revolving credit line was U.S.$206,314. From January 1 to March 31, 2026, PMI Trading obtained and repaid U.S.$200,000 from its revolving credit line. As of March 31, 2026, the outstanding amount under this revolving credit line was U.S.$206,314 and the available amount was U.S.$23,686.

The following table presents the roll-forward of total debt of PEMEX for each of the three-month periods ended March 31, 2026 and 2025, which includes short and long-term debt:

	March 31,
	2026		2025
Changes in total debt:
At the beginning of the year	Ps.	1,531,298,090	Ps.	1,978,772,255
Loans obtained - financing institutions	202,673,971		377,847,363
Debt payments	(298,210,433)		(299,080,742)
Accrued interest (1)(2)	31,320,836		42,360,221
Interest (paid)	(44,020,330)		(55,966,327)
Foreign exchange	4,867,677		9,519,573
At the end of the period	Ps.	1,427,929,811	Ps.	2,053,452,343

(1)During the three-month period ended March 31 2025, includes Ps. 314,877 of premiums and awards amortizations; Ps. (539,553) of fees and expenses related to the issuance of debt and amortized cost of Ps. 247,331.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

(2)During the three-month period ended March 31, 2026, includes Ps. 447,331 of premiums and awards amortizations; Ps. (43,000) of fees and expenses related to the issuance of debt and amortized cost of Ps. (150,307).

As of March 31, 2026 and 2025, PEMEX used the following exchange rates to translate the outstanding balances in foreign currencies to pesos in the statement of financial position:

	March 31,
	2026	2025
U.S. dollar	18.0667	20.3182
Japanese yen	0.11268	0.1345
Pounds sterling	23.9709	26.3222
Euro	20.7929	21.9254
Swiss francs	22.6314	23.0313
UDI	8.785311	8.421934

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

NOTE 16.    LONG-TERM CONTRACTUAL LIABILITIES
During 2025 and for the three-month period ended March 31, 2026, Petróleos Mexicanos entered into amendment agreements with suppliers and contractors with the purpose of extending the payment terms of certain accrued and accepted commercial obligations during the period, in accordance with the financial scheme authorized by the Board of Directors. As a result of these agreements, the original balances recorded as short-term accounts payable to suppliers generated in 2025, were replaced by new obligations with maturities to eight years, subject to a schedule of quarterly payments of principal and interest. As a result, the nature of the obligation changed from a commercial account payable to a financial liability with terms that differ from those originally agreed with the suppliers.

Additionally, certain suppliers chose to present their accounts receivable to a Fideicomiso Privado Irrevocable de Administración y Fuente de Pago (Irrevocable Private Trust for Administration and Source of Payment), resulting in a legal subrogation from the original creditor, without modifying the agreed economic terms in the amendment agreements. In these cases, Petróleos Mexicanos maintains a direct financial obligation to the trust.

Petróleos Mexicanos assessed whether the modifications to the contractual terms resulted in the derecognition of the original liability, considering the extended maturity, the addition of interest on outstanding balances and the scheduled quarterly payments. Based on this assessment, Petróleos Mexicanos concluded that the amendment agreements together with the legal subrogation in applicable cases, resulted in the extinction of the original obligation and the recognition of a new financial liability.

Consequently, Petróleos Mexicanos derecognized the original liabilities and recognized a new financial liability classified as “Long-term contractual liabilities”, which was initially measured at fair value. The contractual interest rates of the amendment agreements approximate market rates for instruments with similar terms and credit risk; accordingly, no material gain or loss arose upon initial recognition of the new financial liabilities. The book value of each of the new contractual long-term liabilities is presented below:

Contractual liability	Date of Agreement	Interest rate spread	Balances as of March 31, 2026
1st. Group	September 8, 2025	1.85%	Ps.	3,020,429
2nd. Group	October 17, 2025	1.85%	26,972,258
3rd. Group	November 14, 2025	1.85%	2,515,897
4th. Group	November 21, 2025	1.85%	37,806,117
5th. Group	December 16, 2025	1.80%	29,803,056
6th. Group	December 30, 2025	1.80%	94,294,088
7th. Group	February 6, 2026	1.80%	28,173,606
8th. Group	February 27, 2026	1.80%	10,959,811
9th. Group	March 31, 2026	1.80%	16,953,297
			Ps.	250,498,559
Accrued interest is determined based on a variable rate equivalent to TIIE plus a margin of 1.80% or 1.85%, as applicable. Accrued interest is recognized as a financial cost in the statement of comprehensive income. As of March 31, 2026 and December 31, 2025, there were no payments of principal and interest.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

Liabilities arising from the amendment agreements are presented separately in the statement of financial position in the “Long-term contractual liabilities” line item as they represent financial obligations distinct from ordinary accounts payable. Cash flows related to the payment of principal and interest of long-term contractual liabilities are presented in the statement of cash flows as financing activities.

Information regarding the fair value measurement is disclosed in Note 8.

The following table sets out the amortization of long-term contractual liabilities as of March 31, 2026:

	2026	2027	2028	2029	2030	2031 and thereafter	Total
Amortization of long-term Contractual Liabilities as of March 31, 2026	$—	21,340,020	31,362,756	34,468,971	37,875,788	125,451,024	$250,498,559

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

NOTE 17.    PROVISIONS FOR SUNDRY CREDITORS
As of March 31, 2026 and December 31, 2025, the provisions for sundry creditors are as follows:

	March 31,		December 31,
	2026		2025
Provision for plugging of wells (Note 12)	Ps.	128,697,440	Ps.	126,608,358
Provision for trials in process (Note 19)	14,749,487		13,424,603
Provision for environmental costs	14,705,375		12,783,721
Total	Ps.	158,152,302	Ps.	152,816,682

NOTE 18.    EQUITY (DEFICIT)
A.    Certificates of Contribution “A”
The capitalization agreement between Petróleos Mexicanos and the Mexican Government states that the Certificates of Contribution “A” constitute permanent capital.
For the three-month period ended March 31, 2026 Petróleos Mexicanos received Ps.58,346,391 in Certificates of Contribution “A” from the Mexican Government.
During 2025, Petróleos Mexicanos received Ps.395,313,191 in Certificates of Contribution “A” from the Mexican Government.
PEMEX’s Certificates of Contribution “A” are as follows:

	Amount
Certificates of Contribution “A” as of December 31, 2024	Ps.	1,352,716,466
Increase in Certificates of Contribution “A” during 2025	395,313,191
Certificates of Contribution “A” as of December 31, 2025	Ps.	1,748,029,657
Increase in Certificates of Contribution “A” during 2026	58,346,391
Certificates of Contribution “A” as of March 31, 2026	Ps.	1,806,376,048

Mexican Government contributions made in the form of Certificates of Contribution “A” during the three-month period ended March 31, 2026 totaled Ps.58,346,391 and were designated for the strengthening of Petróleos Mexicanos’ financial position as follows:

Date	Strengthening of financial position
January 16,	Ps.	12,471,690
January 23,	12,216,400
February 23,	18,592,882
March 31,	15,065,419
Total	Ps.	58,346,391

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

B.    Mexican Government contributions
As of March 31, 2026 and December 31, 2025, there were no Mexican Government contributions apart from Certificates of Contribution “A”.
C.    Legal reserve
Under Mexican law, each of the Subsidiary Companies is required to allocate a certain percentage of its net income to a legal reserve fund until the fund reaches an amount equal to a certain percentage of each Subsidiary Company’s capital stock.
As of March 31, 2026 and December 31, 2025, there were no changes to the legal reserve.
D.    Accumulated other comprehensive income (loss)

As a result of the analysis of the discount rate related to the liability for employee benefits for the twelve-month period ended December 31, 2025, PEMEX recognized a net actuarial (loss) and gain of Ps.(173,642,194) in other comprehensive (loss) income, related to retirement and post-employment benefit obligations.

E.    Accumulated deficit from prior years
PEMEX has recorded losses in the past several years. However, the Ley de Concursos Mercantiles (“Commercial Bankruptcy Law of Mexico”) is not applicable to Petróleos Mexicanos State-Owned Public Company. Furthermore, the financing agreements to which PEMEX is a party do not provide for financial covenants that would be breached or events of default that would be triggered as a consequence of negative equity.
F.    Uncertainty related to going concern
The condensed consolidated interim financial statements have been prepared assuming PEMEX will continue as a going concern. The going concern assumption contemplates the realization of assets and satisfaction of liabilities in the normal course of business. However, significant doubt about PEMEX’s ability to continue as a going concern exists due to (1) recurring net losses, (2) negative equity and (3) dependence on equity contributions from the Mexican Government, as described below.
Facts and conditions
(1) Recurring net losses
For the three-month periods ended March 31, 2026 and 2025, PEMEX recognized net losses of Ps. (45,992,962) and Ps. (43,328,932), respectively. The recurring net losses in recent years have directly impacted PEMEX’s consolidated financial position and constitute an indicator of uncertainty regarding its ability to generate sufficient resources to fund its operations and meet its financial obligations in the normal course of business. These losses are primarily attributable to PEMEX’s heavy fiscal burden resulting from hydrocarbon extraction duties, including the Welfare Oil Duty effective as of January 1, 2025, and the insufficiency of operating cash flows to fully fund both operations and capital expenditure programs.

(2) Negative equity
As of March 31, 2026 and December 31, 2025, PEMEX has a negative equity of Ps.(1,890,378,850), and Ps.(1,905,806,170) respectively. The negative equity position is a cumulative result of the recurring net losses described above. As of March 31, 2026 and December 31, 2025, PEMEX also has negative working capital of Ps. 393,437,891 and

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

Ps.530,541,020, respectively, and short-term debt principal maturities (including interest payable) of Ps. 234,474,380 as of March 31, 2026. These conditions represent additional factors of uncertainty regarding PEMEX’s ability to continue as a going concern.

(3) Dependence on equity contributions from the Mexican Government

PEMEX’s operational continuity and timely compliance with its financial obligations depend on the recurrence of equity contributions from the Mexican Government. During 2025, PEMEX received equity contributions of Ps. 395,313,191 from the Mexican Government, exceeding the initial expected contributions of Ps. 136,120,300 due to additional support for PEMEX’s liability management strategy. PEMEX has substantial debt, incurred mainly to finance capital investment projects and operating expenses, and in the absence of continued Mexican Government support, PEMEX would be unable to meet its financial obligations as they become due.

PEMEX has budget autonomy, and, in public finance terms, is subject to the cash flows financial balance goals approved in the Decreto de Presupuesto de Egresos de la Federación (“Federal Expenditure Budget Decree”). This represents the difference between its gross revenues (inflows) and its total budgeted expenditures (outflows) including the financial cost of its debt, which is proposed by the SHCP and approved by the Chamber of Deputies. The Federal Budget for 2026 authorized PEMEX to have a financial balance budget of Ps. 263,476,300, and conduct financing activities that do not represent a net debt in terms of public debt greater than Ps. 261,585,290 and other financing activities that do not represent net public debt. These targets are determined considering premises such as the exchange rate and the international price of the Mexican crude oil, and in case of significant fluctuations, the results could impact the goals determined in the budget. This financial balance does not consider the payment of principal during 2026, which PEMEX expects to cover with equity contributions from the Mexican Government.

Other relevant factors

In 2025, certain ratings agencies upgraded PEMEX’s credit rating, mainly driven by PEMEX’s operating performance, liquidity and the Mexican Government’s ability and willingness to provide PEMEX with additional liquidity, as well as fluctuations in crude oil prices and the Mexican Government’s sovereign debt rating. These factors may influence PEMEX’s access to the financial markets, the cost and terms of PEMEX’s new debt and contract renegotiations that PEMEX may carry out during 2026. These conditions have impacted PEMEX’s financial performance.

During 2025, certain credit agencies upgraded the credit ratings of PEMEX. On August 1, 2025, Fitch Ratings upgraded PEMEX’s long-term local and foreign currency issuer default to “BB” from “B+”, removed its Rating Watch Positive and upgraded the rating of its senior unsecured notes outstanding to “BB” from “B+”/”RR4” with a stable outlook. Notwithstanding credit rating upgrades, the rating agencies continue to express certain concerns regarding PEMEX’s operating performance and liquidity position.

Beginning in the second half of 2025, PEMEX implemented a comprehensive liability management strategy which resulted in an approximately 23% reduction in the consolidated financial debt compared to the levels reported as of December 31, 2024. This decrease was primarily attributable to equity contributions from the Mexican Government, other liability management transactions, and prepayments of outstanding indebtedness. Despite these efforts, PEMEX still retains a significant level of financial debt.

As part of its liquidity management strategy, PEMEX implemented a supplier payment program through amended agreements designed to extend payment terms with suppliers and contractors, with the objective of settling balances incurred in 2025 over a period of up to eight years, through quarterly payments of principal and interest. As of March 31, 2026, the restructured amount under this program totaled Ps. 250,498,559.

The combined effect of the above-mentioned events and conditions, in particular the recurring net losses, the negative equity and the dependence on equity contributions from the Mexican Government, indicates significant doubt about PEMEX’s ability to continue as a going concern.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

Actions

PEMEX and the Mexican Government are carrying out the following actions, among others, to preserve liquidity and let PEMEX pay its commitments:

The application of the tax credit decree to automotive fuels published in the Official Gazette of the Federation of March 4, 2022, was in effect for 2024 and 2025 and remains in effect through 2026. This decree allows PEMEX to substantially recover from the Mexican Government the difference between the international reference price of gasoline and diesel and the price at which they trade in the domestic market, accounting for inflation.

Pursuant to the Energy Reform Decree, Petróleos Mexicanos is no longer subject to income tax as of November 1, 2024 (and, prior to their dissolution, the former subsidiary entities were also exempt).

Effective January 1, 2025, the Welfare Oil Duty came into effect, consolidating the Profit-Sharing Duty, the Hydrocarbon Extraction Duty and the Hydrocarbon Exploration Duty payable into a single obligation, requiring only provisional and annual tax returns, which is set at a general rate of 30% on oil and fuel production and 11.63% for non-associated gas.

As of December 31, 2025, PEMEX received equity contributions of Ps. 395,313,191 from the Mexican Government, exceeding the initial expected contributions of Ps.136,120,300 due to the additional support granted by the Mexican Government in connection with PEMEX’s liability management strategy. These contributions were used to strengthen PEMEX’s financial position. The Mexican Government’s Federal Budget for 2026 includes Ps.263,476,317, which will be received during 2026. As of March 31, 2026, PEMEX has received Ps.58,346,391 in capital contributions.

Additionally, during 2025, PEMEX executed liability management transactions aimed at extending debt maturities and reducing financing costs, in line with its financing strategy. PEMEX’s capacity to refinance its short-term debt depends on factors beyond its control.

In February 2026, PEMEX carried out a refinancing transaction and optimization of its debt maturity profile aimed to address short-term maturities, extending repayment terms, and improving financial conditions, as part of the initiatives implemented to strengthen its liquidity and capital structure.

The Revenue Law for 2026 also authorized PEMEX to incur a net additional indebtedness up to Ps.261,585,290 (Ps.160,619,600 and U.S.$5,342,100), which is considered as public debt by the Mexican Government and may be used to partially cover its financial balance in 2026.

PEMEX reviews and aligns its capital expenditures portfolio in accordance with updated economic assumptions on a periodic basis and giving priority to those projects which increase production in an efficient manner and at the lowest cost.

On August 5, 2025, PEMEX presented its Plan Estratégico 2025–2035 (the “Strategic Plan”), grounded in the principles of energy sovereignty, security and sustainable development, that aims to restore and enhance its operational, financial and institutional conditions in line with Mexico’s national energy policy. The Strategic Plan is structured around an operational strategy, aimed at boosting production across hydrocarbons, petrochemicals and fertilizers while reducing greenhouse gas (GHG) emissions and reinforcing social responsibility; and a capitalization and financing strategy, aimed at strengthening PEMEX’s financial stability through capital structure optimization, debt reduction and restructuring, cost reduction and sustainable financing.

Petróleos Mexicanos is not subject to the Commercial Bankruptcy Law of Mexico and none of PEMEX’s existing financing agreements include any financial covenants that could lead to the demand for immediate payment of its debt due to having negative equity or non-compliance with financial ratios.

PEMEX prepared its condensed consolidated interim financial statements as of March 31, 2026 and December 31, 2025 on a going concern basis. There are conditions that have generated material uncertainty and significant doubt concerning PEMEX’s ability to continue as a going concern, in particular the recurring net losses, the negative working capital and

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

negative equity, and the dependence on equity contributions from the Mexican Government to meet its financial obligations. Those financial statements do not contain any adjustments that would be required if they were not prepared on a going concern basis.
G.    Non-controlling interest
PEMEX does not currently own all of the shares of PMI, CIM and COMESA; therefore, variations in income and equity from these entities are also presented in the condensed consolidated interim statements of changes in equity (deficit) as “non-controlling interest.”
As of March 31, 2026 and December 31, 2025, non-controlling interest represented (losses) of Ps.(275,196) and Ps. (274,206), respectively, in PEMEX’s equity (deficit).

NOTE 19.    CONTINGENCIES
In the ordinary course of business, PEMEX is named in a number of lawsuits of various types. PEMEX evaluates the merit of each claim and assesses the likely outcome. PEMEX has not recorded provisions related to ongoing legal proceedings since an unfavorable resolution is not expected in such proceedings, with the exception of the proceedings described in further detail in this Note.
PEMEX is involved in various civil, tax, criminal, administrative, labor and commercial lawsuits and arbitration proceedings. The results of these proceedings are uncertain as of the date of these condensed consolidated interim financial statements. As of March 31, 2026 and December 31, 2025, PEMEX had accrued a reserve of Ps. 14,749,487 and Ps. 13,424,603, respectively, for these contingent liabilities.
Following the dissolution of the subsidiary entities on March 19, 2025 (see Note 1), Petróleos Mexicanos assumed, as successor, the position of party in all legal proceedings in which the subsidiary entities were named as plaintiff or defendant. References to Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics in the descriptions below reflect the original parties to the relevant proceedings.
As of March 31, 2026, the current status of the principal lawsuits in which PEMEX is involved is as follows:

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

•On April 4, 2011, Pemex Exploration and Production was summoned before the Séptima Sala Regional Metropolitana (“Seventh Regional Metropolitan Court”) of the Tribunal Federal de Justicia Fiscal y Administrativa (“Tax and Administrative Federal Court”) in connection with an administrative claim (No. 4957/11-17-07-1) filed by EMS Energy Services de México, S. de R.L. de C.V. and Energy Maintenance Services Group I. LLC requesting that Pemex Exploration and Production’s termination of the public works contract be declared null and void. In a concurrent proceeding, the plaintiffs also filed an administrative claim (No. 13620/15-17-06) against Pemex Exploration and Production before the Sexta Sala Regional Metropolitana (“Sixth Regional Metropolitan Court”) of the Tax and Administrative Federal Court in Mexico City seeking damages totaling U.S.$193,713 related to the above-mentioned contract. Pemex Exploration and Production filed a response requesting the two administrative claims be joined in a single proceeding, which was granted. On April 30, 2019, a judgment was issued by the Segunda Seccion de la Sala Superior (“Second Section of the Superior Court”) in favor of Pemex Exploration and Production. On June 25, 2019, the plaintiffs filed an amparo (D.A. 397/2019) before the Tercer Tribunal Colegiado en Materia Administrativa del Primer Circuito (“Third Administrative Joint Court of the First Circuit”), which was granted. On March 12, 2020, Pemex Exploration and Production filed a motion to review against the resolution granting this amparo before the Third Administrative Joint Court of the First Circuit. On October 1, 2020, in compliance with the amparo ruling, the Third Administrative Joint Court declared the challenged resolution null and void, determined that termination of the contract due to causes attributable to the defendant authority was not warranted, denied the economic relief requested by the plaintiffs, and upheld the validity of the resolution challenged in the related proceeding. On February 24, 2022, an amparo (350/2020) was granted in favor of EMS Energy Services de México, S. de R.L. On March 17, 2022, a motion was filed to draw the resolution by the Suprema Corte de Justicia de la Nación (Supreme Court of Justice of the Nation). On June 16, 2022, a resolution was issued in connection with the amparo 350/2020 stating that the plaintiffs partially proved their requests, and the resolution was declared null and void, among others. On August 1, 2022, a motion to review this resolution was filed and admitted (RF 574/2022) by the Third Administrative Joint Court of the First Circuit. On September 13, 2022, representations were made under the amparo (D.A. 539/2022) filed by the plaintiffs before such Court. On April 18, 2024, a resolution was issued by the Third Administrative Joint Court of the First Circuit modifying the appealed judgment, granting the amparo to EMS Energy Services de México, S. de R.L. de C.V. On July 10, 2024, the Superior Court ordered Pemex Exploration and Production to (i) pay U.S.$27,244 plus VAT; (ii) pay damages; (iii) refund the penalties applied for an amount of U.S.$4,143 plus VAT; (iv) refund the standby letter of credit for U.S.$13,975 and (v) payoff financial expenses. On August 27, 2024, the tax review was filed. An amparo was filed directly against the compliance with the judgment issued on July 10, 2024, and was admitted under the case D.A. 497/2024, by the Third Administrative Joint Court of the First Circuit. In addition, on February 20, 2026, the Third Administrative Joint Court of the First Circuit resolved that the challenge filed against the compliance with the judgment in case D.A. 539/2022 was unfounded. As of the date of these condensed consolidated interim financial statements, a final resolution is still pending.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

•Micro Smart Systems de México, S. de R.L. de C.V. (MSSM) filed before the Sala Regional del Golfo Norte (Regional Court of the North Gulf) of the Tax and Administrative Federal Court (574/22-18-01-8) challenging a settlement statement dated February 17, 2022 related to a works contract number No. 424049831 issued by Pemex Exploration and Production and seeking U.S.$240,488. On April 5, 2022, the claim was admitted which was notified on May 17, 2022. On July 1, 2022, Pemex Exploration and Production filed a response to this claim, requesting Pemex Exploration and Production evidence, which was filed on August 8, 2022, and admitted by the Regional Court of the North Gulf on August 17, 2022. On September 2, 2022, this Regional Court confirmed the rejection of the evidence filed by the plaintiffs. On September 29, 2022, the First Section of the Superior Court denied a compliant motion filed by MSSM against the settlement statement dated February 17, 2022. On October 3, 2022, it was agreed that the plaintiff would be heard, making various statements in relation to the defense of the claim. On October 7, 2022 a resolution was issued regarding the complaint filed by the plaintiff confirming the resolution issued on August 28, 2018 (through which the prior resolution dated April 3, 2018, was partially revoked, leaving without effect the warning contained therein regarding the submission of the administrative file) and such resolution was upheld. On November 14, 2022, the First Section of the Superior Court agreed to an amparo proceeding (1833/2022) against acts issued by the Juzgado Octavo de Distrito en Materia Administrativa (Eighth Administrative District Court), in Mexico City and required such authority to render the justified report. On May 17, 2023, the Regional Court of the North Gulf, summoned the parties to file its rejoinders, which were filed by Pemex Exploration and Production on June 14, 2023. On June 22, 2023, the Regional Court ordered the file to be sent to the First Section of the Superior Court acknowledged that both parties had exercised their right to submit closing arguments, declared the close of the evidentiary stage of the proceeding, and ordered the file to be sent to the First Section of the Superior Court. On September 19, 2023, the Northern Gulf Regional Court sent by certified mail the file to the First Section of the Superior Court for a final resolution. On November 14, 2023, the Superior Court published a resolution requiring the Northern Gulf Regional Court to send all the documents that integrate the evidentiary file offered in the trial. On December 12, 2023, an extract of a clarification agreement concerning the referral of evidence to the Superior Court was notified in the jurisdictional gazette. On June 14, 2024, the Superior Court issued a resolution, (574/22-18-01-8/1549/23-PL-09-04), designating the delegates by Micro Smart Systems de México S. de R.L. de C.V. On September 9, 2024, the trial was suspended until a determination of compliance with the resolution of the First Section of the Superior Chamber issued within the trial 752/17-18-01-7/1625/19-S1-05-04 becomes final. On February 17, 2025, the Eighth District Court in Administrative Matters of the First Circuit denied the amparo filed by Micro Smart Systems de México S. de R.L. de C.V. (case 1560/2024-VIII) against a September 10, 2024 resolution of the First Section of the Superior Chamber of the Federal Court of Administrative Justice (Tribunal Federal de Justicia Administrativa). In that resolution, the TFJA had found that its prior judgment was complied with because the contested settlement was annulled and replaced with a new one reflecting the effects ordered in the nullity judgment. On March 11, 2025, within amparo proceeding 1560/2025-VIII before the Eighth District Court for Administrative Matters of the First Circuit, Micro Smart Systems filed a review appeal, which was acknowledged by court order. On April 3, 2025, the First Section of the Superior Chamber of the Federal Court of Administrative Justice decided to wait for the outcome of the amparo case, related to the September 10, 2024, judgment challenged in amparo proceeding 1560/2024-VIII, before lifting a suspension issued on September 4, 2024, and before issuing its final ruling. On April 21, 2025, the Twenty-Fourth Administrative Joint Court of the First Circuit admitted an ancillary appeal for review filed by Pemex Exploration and Production. On June 25, 2025, through a resolution issued within the amparo review proceeding R.A. 519/2025, the Third Joint Administrative Court of the First Circuit determined, due to court assignment and considering that it had previously taken cognizance of the amparo review R.A. 153/2023 — which derived from the nullity trial 752/17-18-01-7/1625/19-S1-05-04 — to assume jurisdiction over the matter. On March 11, 2026, the General Secretary of Agreements of the Federal Court of Administrative Justice issued an order lifting the suspension of the proceeding (pursuant to Article 367 of the Federal Code of Civil Procedure, applied on a supplementary basis), which had been ordered by the Plenary of the Superior Chamber on September 4, 2024, and ordered that the case file be referred to the Reporting Judge for the preparation of the draft resolution to be submitted to the Plenary of the Superior Chamber. As of the date of these condensed consolidated interim financial statements, the final resolution of this process is pending.

•Constructora Norberto Odebrecht, S.A de C.V. filed an administrative claim against Pemex Industrial Transformation (file No. 4742/19-17-01-7) seeking U.S.$113,582 and Ps.14,607 in connection with a termination resolution (no. 1,757) dated January 14, 2019, and issued by Pemex Industrial Transformation, which awarded U.S.$51,454 in favor of Pemex Industrial Transformation. The claim was admitted. On November 11, 2020, Pemex Industrial Transformation filed a response to this claim. The accounting expert filed his opinion. On June 2, 2022 an opinion by the accounting expert appointed by Pemex Industrial Transformation was filed. A third

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

accounting expert was appointed, who did not ratify his position; therefore, a resolution dated October 2, 2023 was issued requesting the Expert Unit to appoint another expert. On February 2, 2024, the independent accounting expert accepted his assignment and was awarded 15 days to render his report. On March 19, 2024, the Superior Court decided to exercise its power of attraction. On May 2, 2024, the Superior Court issued a resolution requesting the Expert Unit to appoint another expert, since the previously appointed expert did not ratify the report. On August 2, 2024, a resolution was issued, granting the independent expert a term to render the report and ratify it. On February 28, 2025, the investigation was declared concluded, and the records were sent to the Pleno de la Sala Superior (Plenary of the Superior Chamber) for the issuance of the judgment. On May 15, 2025, through a resolution issued by the Superior Chamber, acknowledgment of receipt of the original case files was recorded, and the case remains under analysis by the Superior Chamber. On March 18, 2026, a tax review appeal was filed, and the corresponding court order is pending issuance. As of the date of these condensed consolidated interim financial statements, a final resolution is still pending.

•On November 24, 2021, Pemex Industrial Transformation filed a repeal request (no. RRL2021014568) seeking that the resolutions dated October 7, 2021, issued by the Hydrocarbons Verification Manager of the Tax Administration Service be declared null and void. These resolutions established charges for Special Taxes on Production and Services, Value Added Taxes, fines among others for an amount of Ps. 3,084,975. As of the date of these condensed consolidated interim financial statements, a final resolution is still pending.

•On September 9, 2022, Pemex Industrial Transformation filed a repeal request against a tax credit for the 2016 fiscal year related to the Special Tax on Production and Services and Value Added Tax for an amount of Ps.5,852,222, seeking that this resolution is declared null and void. As of the date of these condensed consolidated interim financial statements, a final resolution is still pending.

•On September 22, 2023, Pemex Industrial Transformation filed a repeal request against a tax credit for the 2017 fiscal year related to the Special Tax on Production and Services and Value Added Tax, updates, fines and surcharges for the months of January to December 2017 for an amount of Ps.8,349,608, seeking that this resolution be declared null and void. As of the date of these condensed consolidated interim financial statements, a final resolution is still pending.

•On June 17, 2025, COMPAÑÍA MINERA SAN ALEJANDRO, S.A. de C.V. filed a civil lawsuit against Petróleos Mexicanos seeking indemnification related to the alleged breach of Preparatory Contract PM-2019-004. The ordinary civil action, docketed as case 2065/2025, was filed before the Fourteenth District Court for Civil Matters in Mexico City. The plaintiff also claimed damages in the amount of Ps.7,316,929 for equipment maintenance costs, as well as other resources and expenses incurred during the contractual period, and an additional Ps.2,353,719 for loss of fair profit. On June 20, 2025, PEMEX submitted its response to the claim, denying liability and raising exceptions and defenses. On June 24, 2025, the claim was deemed answered, notice was given to the opposing party, and the objection regarding the impropriety of the procedural route was considered filed, which remains pending resolution. By resolution dated November 4, 2025, the claim filed by the plaintiff’s former legal representative was dismissed; against such ruling, the petitioner filed an appeal, which remains pending resolution. As of the date of these condensed consolidated interim financial statements, the final resolution of this action is pending.

The results of these proceedings are uncertain until their final resolutions are issued by the appropriate authorities. PEMEX has recorded liabilities for loss contingencies when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation could not be made, qualitative disclosure was provided in the notes to these condensed consolidated interim financial statements. PEMEX does not disclose amounts accrued for each individual claim because such disclosure could adversely affect PEMEX’s legal strategy, as well as the outcome of the related litigation.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

NOTE 20.    SUBSEQUENT EVENTS
A.    Recent financing activities
During the period from April 1 to June 12, 2026, PEMEX did not incur any additional indebtedness as a result of new borrowings or drawdowns under its credit facilities. As of March 31, 2026, the outstanding amount under the PMI Trading revolving credit line was U.S.$206,314. Between April 1 to June 12, 2026, PMI Trading obtained and repaid U.S.$200,000 from its revolving credit line. As of June 12, 2026, the outstanding amount under this revolving credit line was U.S.$206,314. The available amount under this revolving credit line was U.S. $23,686 as of June 12, 2026.
As of June 12, 2026, PEMEX had U.S.$4,150,000 and Ps.19,000,000 in available credit lines in order to provide liquidity, of which U.S.$3,350,000 and Ps. 19,000,000 are available.
B.    Exchange rates and crude oil prices
As of June 12, 2026, the Mexican peso-U.S. dollar exchange rate was Ps. 17.3898 per U.S. dollar, which represents a 3.7% appreciation of the value of the peso in U.S. dollar terms as compared to the exchange rate as of March 31, 2026, which was Ps. 18.0667 per U.S. dollar. This appreciation in U.S. dollar exchange rate, has led to an estimated income of Ps.47,753,964 in PEMEX’s foreign exchange gains as of June 12, 2026.
As of June 12, 2026, the weighted average price of the crude oil exported by PEMEX was U.S.$81.97 per barrel. This represents a price decrease of approximately 21.7% as compared to the average price as of March 31, 2026, which was U.S.$104.72 per barrel.
C.    Contributions from the Mexican Government
During the period from April 1 to June 15, 2026, the Mexican Government has made contributions to Petróleos Mexicanos, through the Ministry of Energy in the amount of Ps.42,097,577 to provide financial support to PEMEX, such contributions have been designated to strengthen its financial position.

Date	Strengthening of financial position
April 29,	Ps.	18,178,905
May 28,	10,214,608
June 15,	13,704,064
Total	Ps.	42,097,577
D. Directors and Senior Management

On May 1, 2026, Mr. Marco Antonio Gutiérrez Martínez was appointed General Counsel of Petróleos Mexicanos, replacing Mrs. Rosa Bello Pérez.

On May 15, 2026, Mr. Juan Carlos Carpio Fragoso was appointed Chief Executive Officer of Petróleos Mexicanos, replacing Mr. Víctor Rodríguez Padilla and, Mrs. Elizabeth González Garduño was appointed Acting Chief Financial Officer of Petróleos Mexicanos, replacing Mr. Juan Carlos Carpio Fragoso.